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EXHIBIT 99.2

TRUST INDENTURE

dated as of August 29, 2002

Between

ENCANA CORPORATION

and

CIBC MELLON TRUST COMPANY

Providing for the issue of
Debentures

TABLE OF CONTENTS

        This table of contents forms no part of the annexed trust indenture but is inserted for convenience of reference only.

ARTICLE 3 REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBENTURES
3.1	Redemption of Debentures	35
3.2	Partial Redemption of Debentures	35
3.3	Notice of Redemption	36
3.4	Debentures Due on Redemption Dates	37
3.5	Deposit of Redemption Moneys	38
3.6	Failure to Surrender Debentures Called for Redemption	38
3.7	Cancellation and Destruction of Debentures and Coupons	38
3.8	Surrender of Debentures for Cancellation	39
3.9	Purchase of Debentures for Cancellation	39
ARTICLE 4 COVENANTS OF THE CORPORATION
4.1	To Pay Principal, Premium and Interest	40
4.2	To Carry on Business	40
4.3	To Pay Trustee's Remuneration	41
4.4	To Provide Financial Statements	41
4.5	Not to Extend Time for Payment of Interest	41
4.6	Special Covenant While Debentures are Outstanding	41
4.7	Trustee May Perform Covenants	46
ARTICLE 5 DEFAULT
5.1	Acceleration of Maturity	46
5.2	Notice of Events of Default	49
5.3	Waiver of Default	50
5.4	Enforcement by the Trustee	50
5.5	No Suits by Debentureholders	52
5.6	Application of Moneys by Trustee	53
5.7	Distribution of Proceeds	54
5.8	Remedies Cumulative	55
5.9	Judgment Against the Corporation	55
5.10	Immunity of Shareholders and Others	55
5.11	Trustee Appointed Attorney	55
ARTICLE 6 SATISFACTION AND DISCHARGE
6.1	Cancellation and Destruction	56
6.2	Non-Presentation of Debentures and Coupons	56
6.3	Repayment of Unclaimed Moneys	57
6.4	Discharge	57
6.5	Defeasance	57
ARTICLE 7 SUCCESSOR CORPORATIONS
7.1	Certain Requirements	59

7.2	Vesting of Powers in Successor	60
7.3	Power to Carry on Business in Partnership	61
ARTICLE 8 MEETINGS OF DEBENTUREHOLDERS
8.1	Right to Convene Meeting	61
8.2	Notice of Meetings	62
8.3	Chairman	62
8.4	Quorum	63
8.5	Power to Adjourn	63
8.6	Show of Hands	63
8.7	Poll	64
8.8	Voting	64
8.9	Regulations	64
8.10	Persons Entitled to Attend Meetings	66
8.11	Powers Exercisable by Extraordinary Resolution	66
8.12	Meaning of "Extraordinary Resolution"	69
8.13	Powers Cumulative	71
8.14	Minutes	71
8.15	Instruments in Writing	71
8.16	Binding Effect of Resolutions	72
8.17	Evidence of Rights of Debentureholders	72
8.18	Special Provisions for Special and Serial Meetings	72
ARTICLE 9 NOTICES
9.1	Notices to Corporation and Trustee	73
9.2	Notice to Debentureholders	75
ARTICLE 10 CONCERNING THE TRUSTEE
10.1	No Conflict of Interest	75
10.2	Replacement of Trustee	76
10.3	Duties of Trustee	77
10.4	Reliance Upon Declarations	77
10.5	Evidence and Authority to Trustee	77
10.6	Officers' Certificate as Evidence	79
10.7	Experts, Advisers and Agents	79
10.8	Trustee May Deal in Debentures	80
10.9	Investment of Moneys Held by Trustee	80
10.10	Trustee Not Ordinarily Bound	81
10.11	Trustee Not Required to Give Security	81
10.12	Trustee Not to be Appointed Receiver	81
10.13	Trustee Not Bound to Act on Corporation's Request	81
10.14	Conditions Precedent to Trustee's Obligation to Act Hereunder	82
10.15	Authority to Carry on Business	82
10.16	Acceptance of Trust	82

10.17	Direction of Trustee's Actions by Holders	83
10.18	Entitlement to Interest	83
10.19	Indemnification of the Trustee	83
ARTICLE 11 SUPPLEMENTAL INDENTURES
11.1	Supplemental Indentures	84
ARTICLE 12 EXECUTION AND FORMAL DATE
12.1	Execution	85
12.2	Formal Date	86

Schedule A — Form of Medium Term Note (Series 1)

TRUST INDENTURE

        THIS INDENTURE made as of the 29th day of August, 2002.

BETWEEN:

    ENCANA CORPORATION, a corporation existing under the laws of Canada and having its head office in the City of Calgary, in the Province of Alberta (herein, the "Corporation")

    — and —

    CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and having an office in the City of Calgary, in the Province of Alberta (herein, called the "Trustee")

WITNESSETH THAT:

        WHEREAS the Corporation is desirous of raising money for its corporate purposes and with a view to so doing is desirous of creating and issuing the Debentures, the issuance of which is provided for by this indenture;

        AND WHEREAS the Corporation, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

        AND WHEREAS all necessary resolutions of the Directors of the Corporation have been duly enacted, passed, and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder, and this indenture, and the execution thereof legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

        AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

        NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1   Definitions

        In this indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

  "this indenture", "this trust indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

  "Additional Debentures" means Debentures of any one or more series, other than the first series of Debentures being Medium Term Notes (Series 1) issued under this indenture;

  "Affiliate" shall have the meaning ascribed thereto by the Canada Business Corporations Act, as amended (herein, the "CBCA");

  "business day" means a day which is not a Saturday or Sunday or a civic or statutory holiday at the place where the Corporation has its head office;

  "Consolidated Assets" means the aggregate amount of assets of the Corporation as set forth in the Corporation's most recent consolidated financial statements prepared in accordance with GAAP, and filed with a securities commission or similar regulatory authority;

  "Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

  (a)
  all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  (b)
  all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

  (c)
  appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person,

  in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with GAAP;

  "Corporation" means EnCana Corporation and includes any successor corporation to or of the Corporation which shall have complied with the provisions of Section 7.1;

  "Corporation's Auditors" or "Auditors of the Corporation" means an independent firm of chartered or certified public accountants duly appointed as auditors of the Corporation;

  "Counsel" means a barrister and solicitor or firm of barristers and solicitors retained or employed by the Trustee or retained or employed by the Corporation and acceptable to the Trustee;

  "Debentures" means the debentures of the Corporation issued or to be issued hereunder and for the time being outstanding; "coupon Debentures" means Debentures which are issued with interest coupons attached; "coupons" means the interest coupons attached or appertaining to coupon Debentures; "fully registered Debentures" means Debentures without coupons which are registered as to principal and interest; "registered Debentures" means fully registered Debentures and coupon Debentures registered as to principal only; and "unregistered Debentures" means Debentures which are not so registered;

  "Debentureholders" or "holders" means, as regards registered Debentures, the several Persons for the time being entered in the registers hereinafter mentioned as holders thereof and as regards unregistered Debentures, the bearers thereof for the time being;

  "Debt Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee)

  for each series of Debentures pursuant to and in accordance with Section 2.17 of this indenture;

  "Depositary" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as Depositary by the Corporation pursuant to Section 2.2 or 2.4, as applicable, until a successor Depositary shall have become such pursuant to the applicable provisions of this indenture, and thereafter "Depositary" shall mean each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, "Depositary" as used with respect to the Debentures of any series shall mean each Depositary with respect to the Global Debentures of such series;

  "Director" means a director of the Corporation for the time being and "Directors" or "Board of Directors" means the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation for the time being, and reference to action by the Directors means action by the Directors of the Corporation as a board or action by the said executive committee as such committee;

  "Directors' Resolution" means a copy of a resolution certified by an officer of the Corporation (with or without the corporate seal of the Corporation) to have been duly passed by the Directors and to be in full force and effect on the date of such certification;

  "Event of Default" means any event specified in Section 5.1, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act;

  "extraordinary resolution" has the meaning ascribed thereto in Section 8.12;

  "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment;

  computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing;

  "Financial Instrument Obligations" means obligations arising under:

  (a)
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  (b)
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  (c)
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time;

  "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the Person's most recent audited or unaudited interim financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time;

  "Global Debenture" means a Debenture that is issued to and registered in the name of the Depositary or a nominee thereof representing the aggregate principal amount of a series of Debentures;

  "Indebtedness" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Corporation or a Restricted Subsidiary, and includes such indebtedness guaranteed by the Corporation or a Restricted Subsidiary;

  "Initial Prospectus" means the Corporation's Amended and Restated Short Form Base Shelf Prospectus dated August 16, 2002, as amended or supplemented from time to time;

  "Medium Term Notes (Series 1)" means the Debentures designated as "Medium Term Notes (Series 1)" and described in Sections 2.4 and 2.5 and which are issued by the Corporation during the period that the Initial Prospectus remains valid and which are qualified for issuance by the Initial Prospectus unless otherwise provided in a Directors' resolution, Officers' Certificate, supplemental indenture or the Written Direction of the Corporation requesting the certification and delivery thereof;

  "Officers' Certificate" means a certificate in writing made pursuant to this indenture signed by the Chairman of the Board, the President or any Vice-President together with any other Vice-President, the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary or an Assistant Treasurer of the Corporation;

  "Periodic Offering" means the issue, from time to time, of Additional Debentures forming part of a series, where some or all of the specific terms of each issue of Additional Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are subject to variation and are to be determined by the Corporation upon the issuance of such Additional Debentures from time to time;

  "Person" means an individual, corporation, company, partnership (whether general or limited), joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof;

  "Prime Rate" means an annual rate of interest equal to the floating annual rate of interest from time to time set by Royal Bank of Canada as the prime base rate used by it to determine rates of interest charged on Canadian dollar commercial loans to customers in Canada, being the rate from time to time designated as such by the said bank in Calgary, Alberta;

  "Publicly Traded Securities" means securities of a corporation which are listed on any stock exchange and are entitled to share without limitation in a distribution of the assets of the corporation upon any liquidation, dissolution or winding-up of the corporation and includes any securities convertible or exchangeable into such securities;

  "Purchase Money Mortgage" means any mortgage, hypothecation, charge or other encumbrance on property or assets created, issued or assumed to secure a Purchase Money Obligation in respect of such property or assets and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or assets or any interest therein in which agreement or instrument there is reserved or which obligates the Corporation or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property or assets and which charges or secures such property or assets or interest therein or the lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided, however, that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property or assets, except in the case of property or assets on which improvements are constructed, installed or added, in which case the same shall be created or issued within a period of 180 days after Substantial Completion of such improvements;

  "Purchase Money Obligation" means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property or assets acquired after the date of this trust indenture or (ii) the cost of improvements made after the date of this trust indenture to any property or assets;

  "Restricted Property" means any oil, gas or mineral property of a primary nature located in Canada or the United States and any facilities located in Canada or the United States directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives therefrom and includes Voting Shares or other interests of a corporation or other Person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of the Board of Directors, is not materially important to the total business conducted by the Corporation and its Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of the Board of Directors, is not materially important to the use or operation of such property;

  "Restricted Subsidiary" means, on any date, any Subsidiary which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary of the Corporation if the amount of the Corporation's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of the Consolidated Net Tangible Assets of the Corporation;

  "series" means a series of Debentures, the first series of which shall be the Medium Term Notes (Series 1). For greater certainty, in determining the series of Debentures in respect of which a waiver is required under Section 5.3 and for purposes of Article 3 and Section 6.5, and in determining any "especially affected series" as defined in Section 8.2 an issue forming part of a series may constitute a series or especially affected series, as applicable. For greater certainty, any Additional Debentures issued after the date that the Initial Prospectus ceases to be valid or which are not qualified for issuance by the Initial Prospectus shall constitute a separate series of Debentures unless otherwise provided in such Additional Debentures, in a resolution of the Directors, in an Officers' Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof;

  "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a Person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such Person and computed in accordance with GAAP;

  "Subsidiary" means, on any date, any corporation or other Person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for the Corporation and/or by or for any corporation in like relation to the Corporation and includes any corporation in like relation to a Subsidiary; provided, however, such term shall not include any corporations (or their respective Subsidiaries) which have Publicly Traded Securities where the aggregate amount of assets of all such corporations does not exceed 20% of the Consolidated Assets of the Corporation at the time and from time to time;

  "Substantial Completion" means, with respect to an improvement, the point at which the improvement is ready for use or is being used for the purpose for which it was intended;

  "Trustee" means CIBC Mellon Trust Company or its successor or successors for the time being as trustee hereunder;

  "Trustee Affiliate" means an affiliated company of the Trustee, within the meaning of the Business Corporations Act (Ontario) (the "OBCA"), and includes, for so long as CIBC Mellon Trust Company is the Trustee, Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Company and Mellon Bank N.A. and each of their affiliates, within the meaning of the OBCA;

  "Voting Shares" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation; and

  "Written Direction of the Corporation" means an instrument in writing made pursuant to this indenture and signed by the Chairman of the Board, the President or any Vice-

  President, together with any other Vice-President, the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary or an Assistant Treasurer of the Corporation.

        Words importing the singular number only shall include the plural and vice versa and words importing any of the masculine, feminine or neuter genders shall include the others and words importing persons shall include firms and corporations and vice versa.

1.2   Meaning of "Outstanding"

        Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or moneys for the payment thereof shall have been set aside under Section 3.6 or Section 6.2, as the case may be, provided that:

  (a)
  Debentures which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof;

  (b)
  when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

  (c)
  for the purposes of any provision of this indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this indenture, Debentures owned directly or indirectly, legally or equitably by the Corporation or any Subsidiary shall be disregarded except that:

  (i)
  for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Debentures which the Trustee knows are so owned shall be so disregarded; and

  (ii)
  Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures in his discretion free from the control of the Corporation or any Subsidiary.

1.3   Headings, Etc.

        The division of this indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this indenture or of the Debentures.

1.4   Applicable Law

        This indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as Alberta contracts.

1.5   Day Not A Business Day

        In the event that any day on or before which any action is required to be taken hereunder is not a business day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a business day.

1.6   Currency

        All references to currency herein shall be to lawful money of Canada, unless otherwise expressed.

1.7   Invalidity, Etc.

        Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.8   Successors and Assigns

        All covenants and agreements in this indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

ARTICLE 2

THE DEBENTURES

2.1   Limit of Issue

        The aggregate principal amount of Debentures which may be authorized and issued hereunder is unlimited, but Debentures may be issued only upon and subject to the provisions and conditions herein set forth.

2.2   Issuance in Series

        The Debentures may be issued in one or more series and the Debentures of each such series shall rank equally and pari passu with all other unsecured and unsubordinated indebtedness for borrowed money of the Corporation.

        Except in respect of the series of Debentures designated as Medium Term Notes (Series 1), the establishment of which series is provided for herein, there shall be established pursuant to one or more resolutions of the Directors (or, to the extent the Directors have delegated to officers of the Corporation the authority to establish the terms of a new series of Debentures, in an Officers' Certificate or Written Direction of the Corporation detailing such establishment) or established in one or more indentures supplemental hereto, prior to the initial issuance of Additional Debentures of any particular series:

  (a)
  the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

  (b)
  whether the Debentures are issuable pursuant to a Periodic Offering;

  (c)
  any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.11, 2.13, 2.14, 2.19 or 2.20);

  (d)
  the date or dates on which the principal of the Debentures of the series is payable;

  (e)
  the rate or rates at which the Debentures of the series shall bear interest, whether fixed or floating, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

  (f)
  the place or places where the principal of the Debentures of the series shall be payable, and other provisions with respect to payment of principal;

  (g)
  provisions with respect to the manner of payment of interest, if provisions other than Section 2.16 are to apply;

  (h)
  the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

  (i)
  the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

  (j)
  if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

  (k)
  subject to the provisions of this indenture, any trustees, Depositaries, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

  (l)
  any additional events of default or covenants with respect to the Debentures of the series;

  (m)
  whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person and whether the Debentures of the series have attached thereto or issued therewith warrants entitling the holders to subscribe for or purchase shares or other securities of the Corporation;

  (n)
  the form of the Debentures of the series;

  (o)
  if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depositary or Depositaries for such Global Debentures in whose name the Global Debentures will be registered (and the Global Debentures may be registered in the name of a nominee of the Depositary), and any circumstances other than or in addition to those set forth in Section 2.11 or 2.14 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Debentures in registered form, or transferred to and registered in the name of a Person other than the Depositary for such Global Debentures or a nominee thereof;

  (p)
  if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

  (q)
  any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this indenture).

        All Debentures of any one series, other than Medium Term Notes (Series 1), shall be substantially identical, except as may otherwise be provided in the Directors' resolution, Officers' Certificate, Written Direction of the Corporation or indenture supplemental hereto in each case establishing the series. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, provided that in the case of Debentures other than Medium Term Notes (Series 1), the Directors' resolution, Officers' Certificate, Written Direction of the Corporation or supplemental indenture creating the series of Debentures provides for the same.

        Each Additional Debenture may be issued and sold for a price other than the principal amount thereof (and for greater certainty, may be issued and sold at a premium or at a discount to the principal amount thereof).

2.3   Form of Debentures

        The Debentures of any series may be of different denominations and forms (either coupon Debentures, registrable or not as to principal only, or fully registered Debentures or both) and may contain such variations of tenor and effect, not inconsistent with the provisions of this indenture, as are incidental to such differences of denomination and form including variations in the provisions for the exchange of Debentures of different denominations or forms and in the provisions for the registration or transfer of Debentures and, subject to the provisions hereof as to the Medium Term Notes (Series 1), any series of Debentures may consist of Debentures having different dates of issue, different dates of maturity, different rates of interest and different redemption prices, if any, and different sinking fund provisions, if any, and partly of Debentures carrying the benefit of a sinking fund and partly of Debentures with no sinking fund provided therefore. The Debentures of each particular series shall be designated and numbered in any manner prescribed by the Corporation with the approval of the Trustee.

        Subject to the foregoing provisions and subject to any limitation as to the maximum principal amount of Debentures of any particular series, any of the Debentures may be issued as part of any series of Debentures previously issued, in which case they shall bear the same designation and designating letters, if any, as have been applied to such similar prior issue and shall be numbered consecutively upwards in respect of each denomination of Debentures in like manner and following the numbers of the Debentures of such prior issue.

        All series of Debentures (other than the Medium Term Notes (Series 1)) which may at any time be issued hereunder and the coupons, if any, appertaining thereto and the certificate of the Trustee endorsed on such Debentures, may be in either or both the English and French languages and may be in the form or forms provided in any indentures supplemental hereto or in such other language or languages and in such form or forms as the Directors by resolution shall determine at the time of the first issue of any series or part of a series of such Debentures and as shall be approved by the Trustee, whose approval shall be conclusively evidenced by the certification thereof.

        In the event that any provision of the Debentures in the French language shall be susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language shall be determinative.

        The Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another, as the Directors may determine.

2.4   Form and Terms of Medium Term Notes (Series 1)

        The first series of Debentures that may be issued from time to time hereunder is unlimited as to aggregate principal amount and shall be designated as "Medium Term Notes (Series 1)" and shall have the following terms, conditions and attributes:

  (a)
  Date and Interest.    Each Medium Term Note (Series 1) shall be dated as of the date and shall bear interest (if any) at the rate (either fixed or floating) determined by the Corporation at the time of issue. Interest, if any, shall be payable on the interest payment dates determined by the Corporation at the time of issue, at the rate per annum so determined and both before and after maturity and after default with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal, from its due date until actual payment.

  (b)
  Maturity.    Each Medium Term Note (Series 1) shall mature on the date determined by the Corporation at the time of issue, provided such date shall be not earlier than one year from the date of issue.

  (c)
  Redemption.    Each Medium Term Note (Series 1) may be redeemed at the option of the Corporation, during the period or periods, at the price or prices, on the date or dates, and on the other terms or conditions, pursuant to any sinking fund or otherwise, which in each case are determined by the Corporation at the time of issue.

  (d)
  Retraction.    The Corporation may be obligated to redeem, purchase or repay Medium Term Notes (Series 1) pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof if so determined by the Corporation at the time of issue, and the price or prices at which, the period or periods within which, the date or dates on which, and any other terms or conditions upon which any Medium Term Notes (Series 1) may be redeemed, purchased or repaid shall in each case be determined by the Corporation at the time of issue.

  (e)
  Denominations.    Medium Term Notes (Series 1) shall be issued in such denominations as may be determined by the Corporation at the time of issue, provided that if no specification is made at time of issue, Medium Term Notes (Series 1) shall be issuable in denominations of $1,000 and integral multiples thereof.

  (f)
  Agents.    Subject to the provisions of this indenture, the Corporation may appoint trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to each Medium Term Note (Series 1).

  (g)
  Conversion or Exchange.    Each Medium Term Note (Series 1) may be convertible or exchangeable into securities of any Person (including the Corporation) as determined by the Corporation at the time of issue.

  (h)
  Form.    Each Medium Term Note (Series 1) shall be issued as a registered Debenture in substantially the form set out in Schedule A hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the officers of the Corporation executing such Medium Term Note (Series 1) in accordance with Section 2.9 hereof, as conclusively evidenced by their execution of a Medium Term Note (Series 1). Each Medium Term Note (Series 1) shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Medium Term Note (Series 1) may be in such other form or forms as may, from time to time, be approved by a resolution of the Directors or as specified in an Officers' Certificate. The Medium Term Notes (Series 1) may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

    The Medium Term Notes (Series 1) may be issued as Global Debentures and, in such case, the Depositary or Depositaries for such Global Debentures in whose name the Global Debentures will be registered (and the Global Debentures may be registered in the name of a nominee of the Depositary), and any circumstances other than or in addition to those set forth in Section 2.14 in which any such Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depositary for such Global Debentures or a nominee thereof, shall be determined by the Corporation at the time of issue.

  (i)
  Currency.    The Medium Term Notes (Series 1) shall be issued and payable in such currency as is determined by the Corporation at the time of issue.

  (j)
  Place of Payment.    Payments of interest on each interest bearing Medium Term Note (Series 1) shall be made as provided in Section 2.16 of this indenture. Payment of principal at maturity will be made at any one of the principal offices of the Trustee in the cities of Calgary and Toronto against surrender of the Medium Term Note (Series 1). If the due date for payment of any amount of principal or interest on any Medium Term Note (Series 1) is not, at the place of payment, a business day (being a day, other than Saturday or Sunday, on which financial institutions at the place of payment are open for business), such payment will be made on the next business day at such place, and the holder of such Medium Term Note (Series 1) shall not be entitled to any further interest or other payment in respect of such delay; provided that payments of principal and interest on a Medium Term Note (Series 1) may be made in any other manner determined by the Corporation at the time of issue or acceptable to the Corporation and the holder of such Medium Term Note (Series 1).

  (k)
  Other Terms.    Each Medium Term Note (Series 1) may have such other terms which may be determined by the Corporation at the time of issue (which terms shall not be inconsistent with this indenture).

        Each Medium Term Note (Series 1) may be issued and sold for a price other than the principal amount thereof (and for greater certainty, may be issued and sold at a premium or at a discount to the principal amount thereof).

2.5   Certification and Delivery of Medium Term Notes (Series 1)

        The Corporation may from time to time request the Trustee to certify and deliver Medium Term Notes (Series 1) by delivering to the Trustee the documents referred to below in this Section 2.5 whereupon the Trustee shall certify such Medium Term Notes (Series 1) and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below. In certifying such Medium Term Notes (Series 1), the Trustee shall be entitled to receive and shall be fully protected in acting and relying upon, unless and until such documents have been superseded or revoked:

  (a)
  a Written Direction of the Corporation requesting the certification and delivery of Medium Term Notes (Series 1), specifying the date of issue, principal amount, currency (if in other than Canadian dollars), maturity date, interest rate (if any), manner of calculation of interest (if any), interest payment dates (if any), whether such Medium Term Note (Series 1) is to be issued as a Global Debenture, denominations, place of delivery for each such Medium Term Note (Series 1) and any other terms of the Medium Term Notes (Series 1) as contemplated in Section 2.4; provided that the requirements of this Section 2.5(a) may also be fulfilled by delivering to the Trustee for certification the forms of Medium Term Notes (Series 1) duly completed with such particulars and by specifying in such Written Direction of the Corporation the serial numbers and denominations of such Medium Term Notes (Series 1); and further provided that the requirements of this Section 2.5(a) may also be fulfilled pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation;

  (b)
  an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Medium Term Notes (Series 1) have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

  (c)
  an Officers' Certificate certifying that the Corporation is not in default under this indenture and that the terms and conditions for the certification and delivery of Medium Term Notes (Series 1) (including those set forth in Section 10.5) have been complied with, subject to the delivery of any documents or instruments specified in such Officers' Certificate and that no Event of Default will exist upon such certification and delivery.

        Notwithstanding the provisions of this Section 2.5, delivery to the Trustee of the opinion referred to in Section 2.5(b) shall only be required to be made prior to the certification and delivery of the first Medium Term Note (Series 1) issued pursuant to this indenture and shall not be required to be delivered to the Trustee prior to the certification and delivery of any subsequent Medium Term Notes (Series 1) issued pursuant to this indenture.

2.6   Certification and Delivery of Additional Debentures

        The Corporation may from time to time request the Trustee to certify and deliver Additional Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.6 whereupon the Trustee shall certify such Additional Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below. In certifying such Additional Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

  (a)
  a Directors' Resolution, Officers' Certificate, Written Direction of the Corporation or executed supplemental indenture pursuant to which the form and terms of such series of Additional Debentures were established;

  (b)
  a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Additional Debentures of a series issuable pursuant to a Periodic Offering:

  (i)
  such Written Direction of the Corporation may be delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Additional Debentures of such series for certification and delivery,

    (ii)
    the Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Directors' resolution, Officers' Certificate or supplemental indenture establishing the series of Additional Debentures, and

    (iii)
    the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series, as contemplated in Section 2.2, shall be determined by such Written Direction of the Corporation,

  (c)
  an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

  (d)
  an Officers' Certificate certifying that the Corporation is not in default under this indenture or, if any such default exists, specifying the nature thereof and the action, if any, being taken by the Corporation to remedy the same and that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 10.5) have been complied with subject to the delivery of any documents or instruments specified in such Officers' Certificate.

        No Additional Debentures shall be certified and delivered on an original issue hereunder if, at the time of such certification and delivery, the Corporation, to the knowledge of the Trustee, is in default hereunder, provided that the Trustee may certify and deliver Additional Debentures notwithstanding such knowledge if the Trustee shall be satisfied that such default is not material and that the Corporation is taking appropriate action to remedy the same. Any certification and delivery of the Additional Debentures by the Trustee shall be conclusive evidence of the absence of such knowledge on the part of the Trustee or of such satisfaction on the part of the Trustee, as the case may be.

        Notwithstanding the provisions of this Section 2.6, in the case of Additional Debentures issuable pursuant to a Periodic Offering, delivery to the Trustee of the Directors' Resolution,

Officers' Certificate or supplemental indenture establishing the form and terms of the series of Additional Debentures referred to in Section 2.6(a) and delivery to the Trustee of the opinion referred to in Section 2.6(c), shall only be required to be made prior to the certification and delivery of the first issue of Additional Debentures of that series and shall not be required to be delivered to the Trustee prior to the certification and delivery of any subsequent issue of Additional Debentures of that series.

2.7   Trustee Not Bound to Make Inquiries

        The Trustee shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this indenture, but shall be entitled to accept and act and rely upon the said resolutions, opinions, certificates and other documents and shall be protected in acting and relying upon such documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.8   Issue of Global Debentures

        The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depositary, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Trustee shall certify and deliver one or more Global Debentures that shall:

  (a)
  represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

  (b)
  be delivered by the Trustee to such Depositary or pursuant to such Depositary's instructions; and

  (c)
  bear a legend substantially to the following effect:

    "This Debenture is a Global Debenture within the meaning of the indenture hereinafter referred to and is registered in the name of a Depositary or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depositary or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the indenture. Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the indenture."

        Each Depositary designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depositary, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depositary has its principal offices.

2.9   Signature of Debentures and Coupons

        The Debentures shall be signed (either manually or by facsimile signature) by the Chairman of the Board, the President or any Vice-President, together with any other Vice-President, the Corporate Secretary, an Assistant Corporate Secretary, the Treasurer or an Assistant Treasurer, of the Corporation. Interest coupons attached to coupon Debentures shall have reproduced thereon the facsimile signature of the Chairman of the Board, the President, a Vice-President, the Corporate Secretary, or the Treasurer of the Corporation. A facsimile signature upon any of the Debentures or coupons shall be deemed for all purposes to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. Notwithstanding that any individual whose signature, either manual or in facsimile, may appear on any of the Debentures or coupons is not such officer at the date of this indenture or at the date of the certifying and delivery thereof, such Debentures and coupons shall be valid and binding upon the Corporation and entitled to the benefits of this indenture, subject to Section 2.10.

2.10 Certification

        No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder thereof to the benefits of this indenture until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule A hereto, in the relevant supplemental indenture or in some other form approved by the Trustee. Such certificate on any Debenture shall be conclusive evidence that such Debenture is duly issued hereunder and is a valid obligation of the Corporation and is entitled to the benefits hereof.

        The certificate of the Trustee on the Debentures or interim Debentures hereafter mentioned shall be a representation and warranty by the Trustee that such Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this indenture but shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or such Debentures or interim Debentures or their issuance and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof.

2.11 Interim Debentures

        Pending the preparation and delivery to the Trustee of definitive Debentures, the Corporation may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth), and the Trustee may certify, interim printed, mimeographed or typewritten Debentures, either registered or payable to bearer with or without coupons, in such form and in such denominations and with such appropriate insertions, omissions, substitutions and variations as the Trustee and the Chairman of the Board or the President or a Vice-President of the Corporation may approve (such approval to be conclusively evidenced by the certification of such Debentures by or on behalf of the Trustee and the signature thereof, either manual or in facsimile, by the Chairman of the Board or the President or a Vice-President) entitling the holders thereof to definitive Debentures in any authorized denominations when the same are prepared and ready for delivery, without expense to the holders, but the total amount of interim Debentures shall not exceed the aggregate principal amount of Debentures authorized to be issued hereunder. Forthwith after the issuance of any such interim Debentures the Corporation shall cause to be prepared the appropriate definitive Debentures for delivery to the holders of such interim Debentures.

        Any such interim Debentures when duly issued shall, until exchanged for definitive Debentures, entitle the holders thereof to rank for all purposes as Debentureholders and otherwise in respect of this indenture to the same extent and in the same manner as though the said exchange had actually been made. When exchanged for definitive Debentures such interim Debentures shall forthwith be cancelled by the Trustee. Any interest paid upon interim Debentures shall be noted thereon by the paying agent at the time of payment unless paid by warrant or cheque to the holder thereof.

2.12 Debentures to Rank Pari Passu

        The Debentures may be issued in such amounts, to such Persons and on such terms not inconsistent with the provisions of this indenture, and either at par or at a discount or at a premium, as the Directors may determine. Each Debenture as soon as issued or negotiated shall, subject to the terms hereof, be equally and proportionately entitled to the benefits hereof, except as to sinking funds, if any, for the Debentures of different series, as if all of the Debentures had been issued and negotiated simultaneously.

2.13 Registration of Debentures

        Coupon Debentures issued hereunder shall be negotiable and shall pass by delivery unless registered for the time being in the name of the holder as hereinafter provided.

        The Corporation shall cause to be kept registers hereinafter referred to in which the holder or holders of any of the unregistered Debentures (which by their terms are registrable as to principal only) may register the same as to principal only. The name and address of each holder of Debentures so registered and particulars of the Debentures held by him shall be entered in the register in which such Debentures are registered. After such registration of a Debenture as to principal, no transfer thereof shall be valid unless made on the appropriate register or on one of the appropriate registers by the holder or his executors or administrators or other legal representatives, or his or their attorney duly appointed by instrument in writing in form and execution satisfactory to the Trustee or other registrar, upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe. Any Debenture registered as to principal only may be discharged from registration by being transferred to bearer after which it shall again be transferable by delivery, but may again and from time to time be registered and discharged from registration.

        Any such registration of a coupon Debenture as to principal shall not affect the negotiability of the coupons which shall always be transferable by delivery and payable to bearer.

        The Corporation shall also cause to be kept registers hereinafter referred to in which shall be entered the names and addresses of the holders of fully registered Debentures and particulars of the fully registered Debentures held by them respectively and of all transfers of fully registered Debentures. No transfer of a fully registered Debenture shall be valid unless made on the appropriate register or on one of the appropriate registers by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe.

        With respect to each Debenture (or series of Debentures) issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depositary, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debenture (or series of Debentures) are at any time not Global Debentures, the provisions of this Section 2.13 shall govern with respect to registrations and transfers of such Debenture (or series of Debentures).

        The registers referred to in this Section 2.13 shall with respect to any series of Additional Debentures, be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, as shall be provided for in the Directors' resolution, Officer's Certificate, supplemental indenture or Written Direction of the Corporation providing for the issue of the Additional Debentures of such series.

        The registers referred to in this Section 2.13 shall at all reasonable times be kept open for inspection by the Corporation, by the Trustee and by any Debentureholder.

        The holder of a registered Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a register is kept for the Debentures pursuant to the provisions of this Section 2.13, in accordance with such reasonable regulations as the Trustee or other registrar may prescribe.

        Neither the Corporation nor the Trustee nor any registrar shall be required (i) to transfer or exchange any fully registered Debentures on any interest payment date or during a period of

14 days next preceding any interest payment date; or (ii) to transfer or exchange any Debentures on the day of any selection by the Trustee of any Debentures to be redeemed or purchased or during the 14 preceding days or thereafter until after the mailing of any notice of redemption or purchase; or (iii) to transfer or exchange any Debenture selected or called for redemption in whole or in part unless upon due presentation thereof such Debenture or a part thereof called for redemption shall not be redeemed.

        Subject to applicable law, none of the Trustee, any registrar for any of the Debentures or the Corporation shall be charged with notice of or be bound to see to the execution of any trust (other than that created by this indenture), whether express, implied or constructive, in respect of any Debentures and may transfer the same on the direction of the registered holder thereof, whether named as trustee or otherwise, as though such holder were the beneficial owner thereof.

        Except in the case of the register required to be kept at the City of Calgary, the Corporation shall have power at any time to close any register upon which the registration of any Debenture appears and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Debentures shall be deemed to be registered on such existing or new register, as the case may be.

        In respect of the registers maintained by it, the Trustee shall, when requested so to do by the Corporation, furnish the Corporation with a list of the names and addresses of holders of registered Debentures showing the principal amounts and serial numbers of such Debentures held by each such holder.

2.14 Transfers of Global Debentures

        Notwithstanding any other provision of this indenture, a Global Debenture may not be transferred by the Depositary or the nominee thereof, except in the following circumstances or as otherwise specified in the Directors' resolution, Officers' Certificate or supplemental indenture relating to a particular series of Additional Debentures or the Written Direction of the Corporation providing for the certification and delivery of an issue of Medium Term Notes (Series 1) or an issue of Additional Debentures subject to a Periodic Offering:

  (a)
  a Global Debenture may be transferred by a Depositary to a nominee of such Depositary or by a nominee of a Depositary to such Depositary or to another nominee of such Depositary or by a Depositary or its nominee to a successor Depositary or its nominee;

  (b)
  a Global Debenture may be transferred by the Depositary to the beneficial owners of such Global Debenture or their nominees at any time after the Depositary for such Global Debenture (i) has notified the Corporation that it is unwilling or unable to continue as Depositary for such Global Debenture, or (ii) ceases to be eligible to be a Depositary under Section 2.8, provided that at the time of such transfer the Corporation has not appointed a successor Depositary for such Global Debenture;

  (c)
  a Global Debenture may be transferred by the Depositary to the beneficial owners of such Global Debenture or their nominees at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debenture; or

  (d)
  a Global Debenture may be transferred by the Depositary to the beneficial owners of such Global Debenture or their nominees at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 5.3.

2.15 Concerning Interest

        The coupons for interest, if any, matured at the date of delivery by the Trustee of definitive coupon Debentures shall be detached from the same and cancelled before delivery unless the same represent unpaid interest on outstanding Debentures.

        Except as otherwise provided in the Directors' resolution, Officers' Certificate, Written Direction of the Corporation or supplemental indenture applicable to a series of Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, which are interest bearing shall bear interest from their issue date or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from their issue date or from the last interest payment date to which interest shall have been paid or made available for payment on such Debentures, whichever shall be the later; provided that, in respect of the first interest payment after the original issuance thereof, each Debenture of a series shall bear interest from the later of the issue date of such Debenture and the last interest payment date preceding the issuance of such Debenture, if applicable.

        Interest on each Debenture will cease to accrue from the maturity date of such Debenture unless, upon due presentation thereof, payment of principal is improperly withheld or refused.

        Unless otherwise specifically provided in the terms of the Debentures of any series, interest shall be computed on the basis of a year of 365 days. Whenever interest is computed on the basis of a year (the "deemed year") that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.16 Persons Entitled to Payment

        The Person in whose name any registered Debenture shall be registered shall be deemed the owner thereof for all purposes of this indenture and payments of or on account of the principal of and premium, if any, on such Debenture shall be made only to or upon the order in writing of such Person and such payment shall be a good and sufficient discharge to the Trustee, any registrar, any paying agent and the Corporation for the amounts so paid.

        Unless the provisions attaching to any series of Debentures provide otherwise, in the case of fully registered Debentures, as the interest on such Debentures matures (except interest payable at maturity which may, at the option of the Corporation, be paid upon presentation and surrender of such Debentures for payment), the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom), to the holder for the time being appearing on the registers maintained by the Trustee at the close of business on the tenth business day prior to the applicable interest payment date, at his address appearing on such registers, or in the case of joint holders, to the one whose name appears first on such registers. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds), the Corporation shall give written notice to the Trustee at least ten business days prior to the date on which such payments on such Debentures become due and such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debentures becomes due. The forwarding of such cheque or the making of such payment by such other means shall satisfy and discharge the liability for the interest on such Debentures to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless, in the case of payment by cheque, such cheque be not paid at par on presentation. In the event of the non-receipt of any cheque or other payment of interest by the holder, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it (or the Trustee upon being furnished with such evidence and at the written direction of the Corporation), shall issue or cause to be issued to such holder a replacement cheque or other payment (in the manner permitted hereunder) for a like amount. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

        Notwithstanding the foregoing, if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer to the Depositary or its nominee for subsequent payment to holders of interests in that Global Debenture, unless the Corporation and the Depositary otherwise agree. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

        The holder for the time being of any registered Debenture and the bearer for the time being of any unregistered Debenture and the bearer of each of the coupons (except any coupon which shall be void by reason of the acceleration of the maturity of the Debenture to which it is attached or appertains) shall be entitled to the principal moneys, premium, if any, and interest evidenced by such instruments respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof, and all persons may act accordingly and a transferee of a registered Debenture shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this indenture or by any conditions endorsed on such Debenture or by law, be entitled to be entered on the appropriate register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous holder thereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

        The Corporation, the Trustee, any registrar and any paying agent may deem and treat the bearer of any unregistered Debenture and the bearer of any coupon for interest on any coupon Debenture, whether such Debenture shall be registered as to principal or not, as the absolute owner of such Debenture or coupon, as the case may be, for the purpose of receiving payment thereof and for all other purposes whatsoever, and the Corporation, the Trustee, any registrar and any paying agent shall not be affected by any notice to the contrary.

        Delivery to the Corporation by a Debentureholder of a Debenture or the receipt of such holder for the principal moneys, premium, if any, and interest evidenced by such Debenture, respectively, shall be a good discharge to the Corporation, which shall not be bound to inquire into the title of such holder, save as ordered by some court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Debenture nor be affected by notice of any equity that may be subsisting in respect thereof.

        Where registered Debentures are registered in more than one name the principal moneys, premium, if any, and interest (in the case of fully registered Debentures) from time to time payable in respect thereof shall be paid by cheque payable to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders thereof shall be a valid discharge to the Trustee, any registrar, any paying agent and the Corporation.

        In the case of the death of one or more joint registered holders, the principal moneys of and the premium, if any, and interest on any fully registered Debentures, and the principal of and the premium, if any, on coupon Debentures registered as to principal only, may be paid to the survivor or survivors of such holders whose receipt therefore shall constitute a valid discharge to the Trustee and any registrar and to the Corporation and any paying agent.

2.17 Payments of Amounts Due on Maturity

        Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Debt Account for each series of Debentures. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this indenture. On or before 11:00 a.m., Calgary time on the business day immediately prior to each maturity date for Debentures outstanding from time to time under this indenture, the Corporation will deposit in the applicable Debt Account an amount sufficient to pay the amount payable in respect of such Debentures including the principal amount together with any accrued and unpaid interest thereon (less any tax required by law to be deducted), provided that the Corporation may elect to satisfy this requirement by providing the Trustee with a cheque for such amounts required under this Section 2.17 post-dated to the applicable maturity date. The Trustee, on behalf of the Corporation will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The deposit or making available of such amounts to the applicable Debt Account will satisfy and discharge the liability of the Corporation for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid), unless, in the case of payment by cheque, such cheque be not paid at par on presentation, and such Debentures will thereafter to that extent not be considered as outstanding under this indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which it is entitled.

2.18 Option of Holder as to Place of Payment

        Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or on redemption or otherwise, on account of any Debenture or coupon or interest or premium thereon shall be payable at the option of the holder at any of the places at which the principal of and interest on such Debenture are payable.

2.19 Mutilation, Loss, Theft or Destruction of Debentures

        In case any of the Debentures or coupons shall become mutilated or be lost, stolen or destroyed, the Corporation in its discretion may issue, and thereupon the Trustee shall certify and deliver, a new Debenture or coupon of like date and tenor upon surrender and cancellation of the mutilated Debenture or coupon or, in the case of a lost, stolen or destroyed Debenture or coupon, in lieu of and in substitution for the same, and the substituted Debenture or coupon shall be in a form approved by the Trustee and shall be entitled to the benefits of this indenture equally with all other Debentures or coupons issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Debenture or coupon shall furnish to the Corporation and to the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion and, in any case, shall pay all expenses incidental to the issuance of such substituted Debenture or coupon.

2.20 Exchange of Debentures

        Coupon Debentures may be exchanged for fully registered Debentures and vice-versa (provided that the Debentures to be exchanged are issuable in either coupon or fully registrable form) and Debentures of any denomination may be exchanged for an equivalent aggregate principal amount of Debentures of any other authorized denomination or denominations, any such exchange to be for an equivalent aggregate principal amount of Debentures of the same series. Exchanges of Debentures may be made at the offices of the Trustee or other registrar where a register is maintained for the Debentures. Any Debentures tendered for exchange shall be surrendered to the Trustee or appropriate registrar together with all unmatured coupons, if any, appertaining thereto and shall be cancelled. For greater certainty, any such exchange of coupon Debentures for fully registered Debentures or vice-versa and any such exchange of Debentures of any denomination for an equivalent aggregate principal amount of Debentures of any other authorized denomination or denominations is not intended to be and will not constitute the repayment of the debt obligation evidenced by the Debenture or the Debentures so exchanged or the issuance of a new debt obligation.

        Except as herein otherwise provided, in every case of exchange of Debentures of any denomination or form for other Debentures and for any registration of Debentures as to principal and for any discharge from such registration and for any transfer of Debentures (other than an exchange of interim Debentures for definitive Debentures or the first exchange into coupon

Debentures of Debentures which, on original issue in definitive form, were fully registered) the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp, security transfer taxes or other governmental charge required to be paid in respect thereof, and in addition a reasonable charge for its services for each Debenture exchanged, registered, discharged from registration or transferred, and may charge a reasonable sum for every Debenture issued upon such exchange, registration, discharge from registration or transfer, and payment of the said charges shall be made by the party requesting such exchange, registration, discharge from registration or transfer as a condition precedent thereto.

        Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

        Notwithstanding the foregoing provisions of this Section 2.20, no charge shall be made to a holder of a Debenture of any series hereunder for any exchange, registration, discharge from registration or transfer of any such Debenture applied for within a period of 30 days from the date the first Debenture of such series is issued and certified hereunder.

2.21 Cancellation

        All Debentures and coupons surrendered for payment, transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and, if not already cancelled, shall be promptly cancelled by it. The Corporation may at any time (and shall, if at any time required to do so by any provisions of this indenture) deliver to the Trustee for cancellation any Debentures previously certified and delivered hereunder together with any coupons which the Corporation may have acquired in any manner whatsoever, and all Debentures and coupons so delivered shall be promptly cancelled by the Trustee. No Debentures shall be certified in lieu of or in exchange for any Debentures cancelled as provided in this Section 2.21 except as expressly permitted by this indenture. All Debentures and coupons which shall have been delivered to and cancelled by the Trustee shall be destroyed by the Trustee and, if required in writing by the Corporation, the Trustee shall furnish to it a destruction certificate setting forth the numbers and denominations of the Debentures and coupons so destroyed.

ARTICLE 3

REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBENTURES

3.1   Redemption of Debentures

        The Corporation shall have the right at its option to redeem either in whole at any time or in part from time to time before maturity the Debentures issued hereunder of any series (which for greater certainty, for purposes of this Article 3 shall include separate issuances of Medium Term Notes (Series 1) or other Debentures as provided in the definition of "series") which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall be expressed in this indenture and/or in the Debentures and/or Directors' resolution and/or Officers' Certificate and/or supplemental indenture authorizing or providing for the issue thereof or in the case of Medium Term Notes (Series 1) or Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

3.2   Partial Redemption of Debentures

        In the event that less than all of the Debentures of any series for the time being outstanding are to be redeemed, unless otherwise provided herein or in the supplemental indenture providing for the issue of such series, the Corporation shall in each such case, at least 21 days before the date upon which the notice of redemption is to be given, notify the Trustee by Written Direction of the Corporation of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a pro rata basis. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all holders of Debentures notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

        Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this Article 3 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment as required by Section 3.8, shall be entitled to receive without expense to such holder, one or more new Debentures for the unredeemed part of the Debenture so surrendered, and the Corporation shall execute and the Trustee shall certify and deliver, at the expense of the Corporation, such new Debenture or Debentures upon receipt of the Debenture so surrendered.

3.3   Notice of Redemption

        Unless the provisions attaching to any series of Debentures provide otherwise, notice of intention to redeem any Debentures shall be given by or on behalf of the Corporation in the following manner:

  (a)
  if all or any of the Debentures at any time to be redeemed are registered Debentures, notice of intention to redeem such Debentures shall be given to each holder of such Debentures by letter or circular sent through the ordinary mail, postage prepaid, addressed to such holder or delivered by hand (or so mailed to certain holders and so delivered to the other holders) at his last address appearing upon one of the registers hereinbefore mentioned and mailed not less than 30 days prior to the date specified for redemption, provided that the accidental omission to mail or deliver any such letter or circular or the non-receipt of any such letter or circular by any such holder or holders shall not invalidate or, otherwise prejudicially affect the redemption of such Debentures;

  (b)
  if all or any of the Debentures at any time proposed to be redeemed are unregistered Debentures, notice of intention to redeem such Debentures shall be given by the Corporation by publication in at least one daily newspaper of general circulation published in the English language (or in English and such other language as may be permitted herein with respect to any series of Debentures) in the respective cities in which the Corporation is for the time being required to maintain a register for the Debentures, at least once in each of two successive calendar weeks, the first publication to be at least 30 days prior to the redemption date specified in such notice;

  (c)
  every notice of redemption given by publication as provided in paragraph (b) of this Section 3.3 shall designate the series of Debentures so called for redemption and, unless all of the Debentures of the series so designated or all of the Debentures of such series having the same maturity date for the time being outstanding are to be redeemed, state the designating numbers of the unregistered Debentures so called for redemption, and every notice of redemption, whether given by letter or circular or by publication, shall specify the redemption date and the redemption price, the place or places of payment and shall state that if the Debentures specified in such notice be not presented for redemption on such redemption date all interest thereon shall cease from and after the said date, and if a Debenture is to be redeemed in part only, shall also specify that part of the principal amount thereof so to be redeemed.

        Every notice sent by post or delivered by hand or advertised as aforesaid shall be deemed to have been given on the day on which it is posted or delivered or first advertised, as the case may be.

3.4   Debentures Due on Redemption Dates

        Upon notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the redemption price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited as hereinafter provided and affidavits or other proof satisfactory to the Trustee as to the giving of such notices shall have been lodged with it, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease to accrue after said date and coupons for interest to accrue after such date upon said Debentures shall become and be void.

        In case any question shall arise as to whether any notice has been given as above provided and any such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

3.5   Deposit of Redemption Moneys

        Upon Debentures having been called for redemption as hereinbefore provided, the Corporation shall deposit with the Trustee or any paying agent to the order of the Trustee, on or before the redemption date fixed in the notice of the redemption thereof, such sums as may be sufficient to pay the redemption price of the Debentures so to be redeemed together with the estimated charges and expenses to be incurred in connection with such redemption. From the sums so deposited the Trustee shall pay or cause to be paid to the holders of such Debentures so called for redemption, upon surrender of such Debentures with the unmatured coupons, if any, appertaining thereto, the principal, interest, and premium, if any, to which they are respectively entitled on redemption. In the case of coupon Debentures, the accrued interest as represented by coupons matured prior to, or on, the redemption date shall continue to be payable (but without interest thereon, unless the Corporation shall make default in the payment thereof upon demand) to the respective bearers of such coupons upon presentation and surrender thereof.

3.6   Failure to Surrender Debentures Called for Redemption

        In case the holder of such Debentures so called for redemption shall within 30 days from the date fixed for redemption fail so to surrender any of his Debentures and such unmatured coupons, if any, or shall not within such time accept payment of the redemption moneys payable in respect thereof or give such receipt therefore, if any, as the Trustee may require, such redemption moneys shall be set aside in trust for such holder, at such rate of interest as the depositary may allow, either in the deposit department of the Trustee or in some chartered bank in Canada and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside, and to that extent such Debentures and coupons, if any, shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no right except to receive payment out of the moneys so paid and deposited upon surrender and delivery up of his Debenture or Debentures and coupons, if any, of the redemption price of such Debenture or Debentures, plus such interest thereon, if any, as the depositary may allow.

3.7   Cancellation and Destruction of Debentures and Coupons

        All Debentures so redeemed under this Article together with the unmatured coupons, if any, appertaining thereto, and all Debentures purchased by the Corporation under this Article, together with the unmatured coupons, if any, appertaining thereto, shall forthwith be delivered to the Trustee and shall be cancelled by it and no Debentures shall be issued in substitution therefore.

        All matured Debentures and coupons of which the Corporation may be able to retain possession shall likewise be delivered to the Trustee and cancelled by it and no Debentures or coupons shall be issued in substitution therefore.

3.8   Surrender of Debentures for Cancellation

        If the principal moneys due upon any Debenture issued hereunder shall become payable by redemption or otherwise before the date of maturity thereof, the Person presenting such Debenture for payment must surrender the same for cancellation, together with all unmatured coupons, if any, appertaining thereto, the Corporation nevertheless paying or causing to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an interest due date).

3.9   Purchase of Debentures for Cancellation

        Unless the provisions attaching to any series of any Debentures provide otherwise, at any time when the Corporation is not in default hereunder, it may purchase all or any of the Debentures issued hereunder of any series (which, for greater certainty, shall include separate issuances of Medium Term Notes (Series 1) or other Debentures as provided in the definition of "series") in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange), by private contract or by tender, at any price. If, upon an invitation for tenders, more Debentures than the Corporation is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Corporation will be selected by the Trustee on a pro rata basis, or in such other manner as the Trustee may deem equitable and expedient, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered and the Corporation shall execute and the Trustee shall certify and deliver, at the expense of the Corporation, such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depositary shall make notations on the Global Debenture of the principal amount thereof so purchased. All Debentures purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and no Debenture shall be issued in substitution therefor and for greater certainty it is expressly declared that Section 6.1 shall apply to any such cancelled Debentures or coupons.

ARTICLE 4

COVENANTS OF THE CORPORATION

        The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders of each series of Debentures as follows:

4.1   To Pay Principal, Premium and Interest

        The Corporation will duly and punctually pay or cause to be paid to the Debentureholder of that series the principal of and interest accrued on the Debentures of that series of which he is the holder and premium, if any, thereon on the dates, at the places, in the moneys, and in the manner mentioned herein and in the Debentures and in the coupons, if any.

4.2   To Carry on Business

        The Corporation will itself or through its Subsidiaries carry on its business in accordance with ordinary industry practice (which may include carrying on business in partnership), will keep or cause to be kept proper books of account in relation to its business and the business of its Subsidiaries, as the case may be, and, subject to the other provisions of this indenture, will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, and will not consolidate, amalgamate or merge with any other corporation or transfer its undertaking and property as an entirety or substantially as an entirety to any other Person, except in compliance with the provisions of Article 7; provided, however, that nothing herein contained shall prevent the Corporation from ceasing to carry on any portion of its business (but not substantially all of its business) or from ceasing to operate any premises or property if it shall be advisable and in the best interests of the Corporation.

4.3   To Pay Trustee's Remuneration

        The Corporation will pay the Trustee reasonable remuneration for its service as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the execution of the trusts hereby created with interest, if demanded by the Trustee, at the Prime Rate from 30 days after the date of receipt by the Corporation of the invoice from the Trustee to the Corporation in respect of such expenditure until repayment, and such moneys and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this indenture shall be in course of administration by or under the direction of the Court.

4.4   To Provide Financial Statements

        The Corporation will furnish to the Trustee a copy of all financial statements, and the report, if any, of the Corporation's Auditors thereon, which is furnished to the holders of common shares of the Corporation.

4.5   Not to Extend Time for Payment of Interest

        In order to prevent any accumulation after maturity of unpaid interest, the Corporation will not directly or indirectly extend or assent to the extension of time for payment of any interest upon Debentures and it will not, directly or indirectly, be or become a party to or approve any such arrangement by purchasing or funding any interest on Debentures or in any other manner. In case the time for the payment of any such interest shall be so extended, whether or not such extension be by or with the consent of the Corporation, notwithstanding anything herein or in the Debentures contained, such interest shall not be entitled in case of default hereunder to the benefits of this indenture except subject to the prior payment in full of all interest on Debentures, the payment of which has not been so extended.

4.6   Special Covenant While Debentures are Outstanding

        Subject as provided in this indenture, as long as any Debentures remain outstanding, and subject to all the provisions of this indenture, the Corporation will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at or prior thereto the Debentures then outstanding are equally and rateably secured with such Indebtedness.

        The provisions of this Section 4.6 shall not apply to or operate to prevent:

  (a)
  liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;

  (b)
  pre-existing encumbrances on property or assets when acquired (including by way of lease);

  (c)
  encumbrances or obligations to incur encumbrances (including under indentures, trust deeds and similar instruments) on property or assets of another Person existing at the time such other Person becomes a Subsidiary, or is liquidated or merged into, or amalgamated or consolidated with, the Corporation or a Subsidiary or at the time of the sale, lease or other disposition to the Corporation or a Subsidiary of all or substantially all of the properties and assets of such other Person, provided that such encumbrances were not incurred in anticipation of such other Person becoming a Subsidiary;

  (d)
  encumbrances given by the Corporation or any of its Restricted Subsidiaries in compliance with contractual commitments in existence at the date hereof or entered into prior to a Restricted Subsidiary becoming a Restricted Subsidiary;

  (e)
  giving security by the Corporation or a Subsidiary in favour of the Corporation or any of its Subsidiaries;

  (f)
  creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

  (g)
  creating, issuing or suffering to exist or becoming liable on, or giving or assuming any mortgage, hypothecation, charge or other encumbrance in connection with Indebtedness which, by its terms, is non-recourse to the Corporation or the Restricted Subsidiary;

  (h)
  giving security on any specific property or asset in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentality thereof to secure the performance of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

  (i)
  giving, in the ordinary course of business and for the purpose of carrying on the same, security on current assets to any bank or banks or others to secure any obligations repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

  (j)
  giving security on property or assets of whatsoever nature other than Restricted Property; provided, however, security on Restricted Property may be given to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of such Restricted Property or of the products derived from such Restricted Property;

  (k)
  encumbrances arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such encumbrance is limited to the property or assets that are the subject of the relevant agreement;

  (l)
  any encumbrance on any properties or facilities or any interest therein, construction thereon or improvement thereto incurred to secure all or any part of any Indebtedness relating to the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by the Corporation or a Restricted Subsidiary, the plugging or abandonment of wells and the decommissioning or removal of structures or facilities located on such properties or facilities provided such Indebtedness is incurred prior to, during or within two years after the completion of reclamation and clean-up or such other activity;

  (m)
  encumbrances in respect of the joint development, operation or present or future reclamation, clean-up or abandonment of properties, facilities and surrounding lands or related production or processing as security in favour of any other owner or operator of such assets for the Corporation's or any Restricted Subsidiary's portion of the costs and expenses of such development, operation, reclamation, clean-up or abandonment;

  (n)
  encumbrances on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property and the plugging and abandonment of wells thereon, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) Indebtedness incurred by the Corporation or any of its Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such Indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) Indebtedness incurred by the Corporation or any of its Subsidiaries to refinance Indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

  (o)
  encumbrances granted in the ordinary course of business in connection with Financial Instrument Obligations; and

  (p)
  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any encumbrance referred to in the foregoing clauses; provided, however, that (i) such new encumbrance shall be limited to all or part of the property or assets which was secured by the prior encumbrance plus improvements on such property or assets and (ii) the Indebtedness, if any, secured by the new encumbrance is not increased from the amount of the Indebtedness secured by the prior encumbrance then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings;

provided that in any event the Corporation and any Restricted Subsidiary shall be entitled to give security that would otherwise be prohibited hereby, provided that the aggregate Indebtedness outstanding and secured under this provision does not at the time of giving such security exceed an amount equal to 10% of the Consolidated Net Tangible Assets of the Corporation at such time.

        Transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute secured indebtedness and will not result in the Corporation being required to secure the Debentures.

4.7   Trustee May Perform Covenants

        If the Corporation shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.2) need not, notify the Debentureholders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation so to do; and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 4.3, but no such performance or payment shall be deemed to relieve the Corporation from any default hereunder.

ARTICLE 5

DEFAULT

5.1   Acceleration of Maturity

        "Event of Default", wherever used herein with respect to Debentures of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is specifically deleted or modified in or pursuant to a supplemental indenture, Directors' resolution, Officers' Certificate or Written Direction of the Corporation establishing the terms of such series:

  (a)
  if the Corporation makes default in payment of the principal of or premium, if any, on any Debenture of that series when the same becomes due and payable under any provision hereof or of the Debentures of that series and any such default continues for a period of two business days;

  (b)
  if the Corporation makes default in payment of any interest due on any Debenture of that series or in any sinking fund payment and any such default continues for a period of 30 days;

  (c)
  if a decree or order of a Court having jurisdiction in the premises is entered adjudging the Corporation bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, all or substantially all of the property of the Corporation, or appointing a receiver of, or of all or substantially all of the property of, the Corporation, and any such decree or order continues unstayed and in effect for a period of 60 days;

  (d)
  if a decree or order of a Court having jurisdiction in the premises orders the winding-up or liquidation of the Corporation, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 7.1 are duly observed and performed and except in the ordinary course of business of the Corporation;

  (e)
  if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 7.1 are duly observed and performed and except in the ordinary course of business of the Corporation, or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of the property of, the Corporation, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

  (f)
  if an event of default, as defined in any indenture or instrument under which the Corporation or a Restricted Subsidiary has at the time of this indenture or shall hereafter have outstanding any indebtedness for borrowed money shall happen and be continuing and such indebtedness shall have been accelerated so that an amount in excess of the greater of U.S. $75,000,000 and 2% of the Shareholders' Equity of the Corporation shall be or become due and payable prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default under such indenture or instrument shall not be remedied, or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, then (a) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an Event of Default for purposes of this indenture until 30 days after the Corporation or such Restricted Subsidiary shall have, in good faith, exhausted what remedies are available to it, including the contesting in good faith of such event of default, or (b) if the accelerated indebtedness shall occur as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (i) if such accelerated indebtedness is, by its terms, non-recourse to the borrower, it shall not be considered an Event of Default for purposes of this indenture; or (ii) if such accelerated indebtedness is recourse to the borrower, any requirement in connection with such event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument shall be applicable together with an additional seven days before being considered an Event of Default for purposes of this indenture; or

  (g)
  if the Corporation shall neglect to observe or perform any other material covenant or condition herein contained on its part to be observed or performed in respect of the Debentures of that series and, after notice in writing has been received by the Corporation from the Trustee specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding of that particular series), the Corporation shall fail to cure such default within a period of 60 days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

then in each and every such event the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding (or, if more than one series of Debentures is outstanding, in the case of default in the payment of principal, premium or interest in respect of the Debentures of a particular series or in any material covenant or condition in respect of the Debentures of a particular series, signed by the holders of not less than 25% in principal amount of the Debentures of the particular series in default then outstanding), subject to the provisions of Section 5.3 and Section 10.10, by notice in writing to the Corporation, declare the principal of and all accrued and unpaid interest on all Debentures (or, the Debentures of the particular series in default, as the case may be) then outstanding (and, where such declaration is based upon a voluntary winding-up or liquidation of the Corporation, premium, if any, thereon which would have been payable if the Corporation had redeemed the Debentures (otherwise than out of sinking fund moneys) on the date of such declaration) and all other moneys outstanding hereunder pertaining to the Debentures or the Debentures of the particular series in default, as the case may be, to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Trustee for the benefit of such Debentureholders the principal of, premium, if any, as aforesaid, and accrued and unpaid interest, together with interest at the rate borne by such Debentures on such principal, premium, if any, interest and such other moneys as may be due hereunder from the date of the said declaration until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any moneys so received by the Trustee shall be applied in the manner provided in Section 5.6.

5.2   Notice of Events of Default

        If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it receives notice or otherwise becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders (or the Debentureholders of one or more particular series in default, as the case may be) in the manner provided in Section 9.2 (with a copy thereof to the Corporation in the manner provided in Section 9.1), provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures (or the Debentures of the particular series in default, as the case may be) then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders (or the Debentureholders of the particular series in default, as the case may be) and shall have so advised the Corporation in writing.

5.3   Waiver of Default

        Upon the happening of any Event of Default hereunder:

  (a)
  the Debentureholders (or the Debentureholders of the particular series in default, as the case may be) by extraordinary resolution as provided in Sections 8.12, 8.15 and 8.18, shall have the power (in addition to the powers exercisable by extraordinary resolution as hereinafter provided) either by a meeting as contemplated or by requisition in writing to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 5.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such resolution or requisition; and/or

  (b)
  the Trustee, so long as it has not become bound to declare the principal of and premium, if any, and interest on the Debentures then outstanding of any series to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.4   Enforcement by the Trustee

        Subject to the provisions of Section 5.3 and to the provisions of any extraordinary resolution that may be passed by the Debentureholders, in case the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 5.1, the principal of and premium, if any, and interest on all Debentures (or the Debentures of a particular series in default, as the case may be) then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures (or the Debentures of the particular series in default, as the case may be) then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and premium, if any, and interest on all Debentures (or the Debentures of the particular series in default, as the case may be) then outstanding together with any other amounts due hereunder by such proceedings authorized by this indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this indenture or by suit at law or in equity as the Trustee shall deem expedient.

        The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give to the Trustee, unless so authorized by extraordinary resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

        The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

        All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the holders of the Debentures subject to the provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a Court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

5.5   No Suits by Debentureholders

        No holder of any Debenture or coupon shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy Act (Canada), the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by extraordinary resolution (as defined in Section 8.12) or by written instrument signed by the holders of at least 25% in principal amount of the Debentures (or of the Debentures of the particular series in default) then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders, or any of them, shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding.

5.6   Application of Moneys by Trustee

        Except as herein otherwise expressly provided any moneys received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Trustee available for such purpose, as follows:

  (a)
  first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this indenture, with interest thereon as herein provided;

  (b)
  second, but subject as hereinafter in this Section 5.6 provided, in payment, rateably and proportionately to the holders of Debentures and coupons in respect of which or for the benefit of which such money has been collected, of the principal of and premium, if any, and accrued and unpaid interest and interest on amounts in default on such Debentures then outstanding in the priority of principal first and then premium, if any, and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by extraordinary resolution and in that case in such order or priority as between principal, premium and interest as may be directed by such resolution; and

  (c)
  third, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above in respect of the principal, premium or interest of any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal of and premium, if any, and interest on all Debentures which are not so held.

5.7   Distribution of Proceeds

        Payments to holders of Debentures and coupons pursuant to clause (b) of Section 5.6 shall be made as follows:

  (a)
  at least 15 days notice of every such payment shall be given by the Trustee to the Debentureholders in the manner provided in Section 9.2 specifying the time when and the place or places where the Debentures and coupons are to be presented and the amount of the payment and the application thereof as between principal, premium and interest;

  (b)
  payment of any Debenture or coupon shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture or coupon thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender for endorsement in any special case upon such indemnity being given as it shall deem sufficient;

  (c)
  from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture and coupon after giving credit for the amount of the payment specified in such notice unless the Debenture or coupon in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

  (d)
  the Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of Section 5.6, is insufficient to make a distribution of at least 5% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth.

    The foregoing shall, however, not apply to a final payment in distribution hereunder.

5.8   Remedies Cumulative

        No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

5.9   Judgment Against the Corporation

        The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

5.10 Immunity of Shareholders and Others

        The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation or of any Successor Corporation for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation, warranty or determination by the Directors or the Corporation herein or in the Debentures.

5.11 Trustee Appointed Attorney

        The Corporation hereby irrevocably appoints the Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any instruments and do any acts and things which the Corporation ought to execute and do, and has not executed or done, under the covenants and provisions contained in this indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

ARTICLE 6

SATISFACTION AND DISCHARGE

6.1   Cancellation and Destruction

        All matured Debentures and coupons shall forthwith after payment thereof be delivered to the Trustee and cancelled by the Trustee. All Debentures and coupons cancelled or required to be cancelled under this or any other provision of this indenture shall be destroyed by the Trustee and if required in writing by the Corporation the Trustee shall furnish to the Corporation a destruction certificate setting out the designating numbers of the Debentures and coupons so destroyed.

6.2   Non-Presentation of Debentures and Coupons

        In case the holder of any Debenture or coupon shall fail to present the same for payment on the date on which the principal thereof and premium, if any, or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

  (a)
  the Corporation shall be entitled to pay to the Trustee and direct the Trustee to set aside; or

  (b)
  with respect to moneys in the hands of the Trustee which may or should be applied to the payment of the Debentures or coupons, the Corporation shall be entitled to direct the Trustee to set aside; or

  (c)
  if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

in each case either in the deposit department of the Trustee, a Trustee Affiliate or in some chartered bank in Canada, the principal moneys and the premium, if any, or the interest, as the case may be, in trust to be paid to the holder of such Debenture or coupon upon due presentation or surrender thereof in accordance with the provisions of this indenture; and thereupon the principal moneys and the premium, if any, or the interest payable on or represented by each Debenture or coupon in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 6.3.

6.3   Repayment of Unclaimed Moneys

        Any moneys set aside under Section 3.6 or Section 6.2 and not claimed by and paid to holders of Debentures or coupons as provided in Section 3.6 or Section 6.2, as the case may be, within six years after the date of such setting aside shall be repaid to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the holders of the Debentures or coupons in respect of which such moneys were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such moneys has become statute barred under the laws of the Province of Alberta.

6.4   Discharge

        The Trustee shall at the request of the Corporation release and discharge this indenture and execute and deliver such instruments as it shall be advised by counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and premium, if any, and interest (including interest on amounts in default, if any), on all the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other moneys payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

6.5   Defeasance

        The Corporation shall be deemed to have fully paid, satisfied and discharged all the outstanding Debentures or all the outstanding Debentures of any series (which, for greater certainty, for purposes of this Section 6.5 shall include separate issuances of Medium Term Notes (Series 1) or other Debentures as provided in the definition of "series") and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all outstanding Debentures or all the outstanding Debentures of any series issued hereunder, as the case may be:

either

  (a)
  the Corporation has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose, an amount sufficient to pay, satisfy and discharge the entire amount of principal of and premium, if any, and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, on all the outstanding Debentures or all the outstanding Debentures of such series;

or

  (b)
  the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose, such amount of direct obligations of, or obligations the principal, premium, if any, and interest of which are guaranteed by, the Government of Canada or of the United States of America as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire amount of principal of and premium, if any, and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, on all the outstanding Debentures or all the outstanding Debentures of such series;

        and in either event:

    (i)
    the Corporation has paid or caused to be paid all other sums payable with respect to all the outstanding Debentures or all the outstanding Debentures of such series;

    (ii)
    the Corporation has delivered to the Trustee an Officers' Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all the outstanding Debentures or all the outstanding Debentures of such series have been complied with; and

    (iii)
    the Corporation shall have delivered to the Trustee an opinion of counsel to the effect that holders of the Debentures will not recognize income, gain or loss for Canadian federal income tax purposes as a result of the Corporation's exercise of its option under this Section 6.5 and will be subject to Canadian federal income tax in the same amount, in the same manner and at the same times as would have been the case if such option had not been exercised.

        Any deposits with the Trustee referred to in this Section 6.5 shall be irrevocable and shall be made under the terms of an escrow trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal and accrued interest of all the outstanding Debentures or all the outstanding Debentures of such series.

        Upon the satisfaction of the conditions set forth in this Section 6.5 with respect to all the outstanding Debentures or all the outstanding Debentures of such series, the terms and conditions of all the outstanding Debentures or all the outstanding Debentures of such series, including the terms and conditions with respect thereto set forth in this indenture, shall no longer be binding upon or applicable to the Corporation.

        Any funds or obligations deposited with the Trustee pursuant to this Section 6.5 shall be denominated in the currency in which the Debentures so deemed to be fully paid, satisfied and discharged are denominated.

ARTICLE 7

SUCCESSOR CORPORATIONS

7.1   Certain Requirements

        The Corporation shall not enter into any transaction (in this Article 7, a "Transaction") whereby all or substantially all of its undertaking, property and assets would become the property (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, liquidation, transfer, sale or otherwise) of (i) any other Person, or (ii) in the case of an amalgamation or merger, of the continuing corporation resulting therefrom (in this Article 7, such other Person or continuing corporation, as the case may be, a "Successor Corporation"), but may do so if:

  (a)
  such Successor Corporation is a corporation existing under the laws of Canada or any province or territory thereof or under the laws of the United States or any state thereof or the District of Columbia;

  (b)
  the Successor Corporation shall execute, prior to or contemporaneously with the consummation of the Transaction, such instruments, if any, as are in the opinion of counsel necessary or advisable to evidence

  (i)
  the assumption by the Successor Corporation of liability for the due and punctual payment of the principal of and premium, if any, and interest on all the Debentures then outstanding and all other moneys payable hereunder,

  (ii)
  the covenant of the Successor Corporation to pay the same, and

  (iii)
  the agreement of the Successor Corporation to observe and perform all the covenants and obligations of the Corporation under this indenture,

    provided that no such instruments shall be required if the Successor Corporation is liable by operation of law for the due and punctual payment of the principal of and premium, if any, and interest on all of the Debentures and due and punctual performance and observance of all of the covenants and conditions of this indenture to be performed by the Corporation;

  (c)
  the Transaction shall, in the opinion of counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

  (d)
  no condition or event shall exist in respect of the Successor Corporation at the time of the Transaction or after giving full effect thereto which constitutes or would constitute an Event of Default.

7.2   Vesting of Powers in Successor

        Whenever the conditions of Section 7.1 have been duly observed and performed the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Corporation under this indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Corporation.

7.3   Power to Carry on Business in Partnership

        Notwithstanding Section 7.1, the Corporation may enter into any transaction whereby it carries on business in partnership,

  (a)
  provided, however, that if as a result of carrying on business in partnership, the Corporation holds an undivided interest of greater than 50% in the underlying undertaking, property and assets of a general or limited partnership (whether directly or through one or more intermediaries), such undertaking, property and assets, to the extent they are Restricted Property, shall not be mortgaged, hypothecated, charged or encumbered otherwise than in accordance with Section 4.6; and

  (b)
  provided, however, that if all or substantially all of its undertaking, property and assets become the property of a general or limited partnership (or, by virtue of such partnership, a partner therein) in which the Corporation is, directly or through one or more intermediaries, a partner, there shall have been executed, prior to or contemporaneously with the consummation of the transaction, such instruments, if any, as are in the opinion of counsel necessary or advisable substantially to preserve and not to impair any of the rights and powers of the Trustee or the Debentureholders hereunder, which shall include, if appropriate, the assumption by such partnership of the liability under the Debentures.

ARTICLE 8

MEETINGS OF DEBENTUREHOLDERS

8.1   Right to Convene Meeting

        The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the

Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Trustee. In the event of the Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting.

8.2   Notice of Meetings

        At least 15 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 9.2 and a copy thereof shall be furnished to the Trustee, unless the meeting has been called by it and to the Corporation, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. If the business to be transacted at any meeting by extraordinary resolution or otherwise, in the opinion of the Trustee certified in writing, especially affects the rights of the holders of Debentures of one or more series (and for the purposes of this Article, the word "series" shall be deemed, unless the context otherwise requires, to mean any series and also any separate issuance of Debentures forming part of a series) in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected, then reference to such fact, indicating each series of Debentures in the opinion of the Trustee so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a special and serial meeting.

8.3   Chairman

        Some Person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some Person present to be chairman.

8.4   Quorum

        Subject to the provisions of Section 8.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a special and serial meeting, at least 25% in principal amount of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the next following business day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

8.5   Power to Adjourn

        The chairman of any meeting at which a quorum of the Debentureholders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat and, if the meeting is a special and serial meeting with the consent of the holders of the majority in principal amount of Debentures represented thereat of each especially affected series, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6   Show of Hands

        Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

8.7   Poll

        On every extraordinary resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than extraordinary resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

8.8   Voting

        On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debentureholder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders.

8.9   Regulations

        The Trustee, or the Corporation with the approval of the Trustee, may (for the purpose of enabling the holders of unregistered Debentures to be present and vote at any meeting without producing their Debentures and enabling them and the holders of registered Debentures to be represented and vote at any such meeting by proxy and for the purpose of enabling the lodging of such proxies at some place or places other than the place where the meeting is to be held) from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

  (a)
  the issue of voting certificates

    (i)
    by any bank, trust company or other depositary approved by the Trustee certifying that specified unregistered Debentures have been deposited with it by a named holder other than such bank, trust company or other depositary and will remain on deposit until after the meeting and any adjournment thereof; and

    (ii)
    by any bank, trust company, insurance company, governmental department or agency approved by the Trustee certifying that it is the holder of specified unregistered Debentures and will continue to hold the same until after the meeting and any adjournment thereof;

  which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the holders so named in such voting certificates were the actual bearers of the Debentures specified therein;

  (b)
  the voting by proxy by holders of registered Debentures and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

  (c)
  the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the meeting or any adjournment thereof by which the same be deposited; and

  (d)
  the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent by facsimile before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

        Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. The Trustee may dispense with any such deposit and permit Debentureholders to make proof of ownership in such other manner, if any, as the Trustee may approve. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Persons who produce unregistered Debentures at the meeting, the holders of registered Debentures and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

        The Corporation and the Trustee, by their respective employees, officers and directors, and the legal advisors and Auditors of the Corporation, the legal advisors of the Trustee and any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

8.11 Powers Exercisable by Extraordinary Resolution

        In addition to the powers conferred upon them by any other provisions of this indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by extraordinary resolution:

  (a)
  power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Corporation, or against its property, whether such rights arise under this indenture or the Debentures or otherwise;

  (b)
  power to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

  (c)
  power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 7.1 or Section 7.3 shall have been complied with;

  (d)
  power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such extraordinary resolution or to refrain from exercising any such power, right, remedy or authority;

  (e)
  power to waive and direct the Trustee to waive any default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.1 either unconditionally or upon any condition specified in such extraordinary resolution;

  (f)
  power to restrain any Debentureholder or the holder of any coupon from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or premium, if any, or interest on the Debentures, or for the execution of any trust or power hereunder;

  (g)
  power to direct any Debentureholder or the holder of any coupon who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 5.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder or couponholder in connection therewith;

  (h)
  power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

  (i)
  power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

  (j)
  power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, debentures or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such extraordinary resolution;

  (k)
  power to authorize the Trustee or any other Person or Persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien or charge upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the holders of the Debentures outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal, premium, if any, and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities or obligations of any corporation formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such extraordinary resolution of the Debentureholders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, debentures or other securities or obligations pursuant to the provisions of clause (j) of this Section 8.11, and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow moneys and to hypothecate, mortgage, pledge, charge, cede and transfer the property and assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed, with interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien or charge upon the property or assets so purchased for the amount so advanced and interest thereon) and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the Debentureholders may by such extraordinary resolution direct;

  (l)
  power to remove the Trustee from office and to appoint a new Trustee or Trustees;

  (m)
  power to sanction the exchange of the Debentures and coupons of any or all series for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any corporation formed or to be formed;

  (n)
  power, notwithstanding Section 4.5, to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Debentures, whether or not the interest the payment in respect of which is extended, is at the time due or overdue; and

  (o)
  power to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to clause (i) of this Section 8.11.

8.12 Meaning of "Extraordinary Resolution"

  (a)
  The expression "extraordinary resolution" when used in this indenture means, subject as hereinafter in this Article 8 provided, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the holders of not less than 50% in principal amount of the Debentures then outstanding and, if the meeting is a special and serial meeting, at which the holders of not less than 50% in principal amount of Debentures of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% in principal amount of Debentures and, if the meeting is a special and serial meeting, by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, represented at the meeting and voted on a poll upon such resolution.

  (b)
  If, at any such meeting, the holders of not less than 50% in principal amount of the Debentures outstanding and, if the meeting is a special and serial meeting, of each especially affected series, are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than three days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 9.2. Such notice may be given prior to the convening of the original meeting, in anticipation of no quorum being present thereat, in which event it shall state that it is to have effect only if the original meeting is adjourned for lack of a quorum. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in clause (a) of this Section 8.12 shall be an extraordinary resolution within the meaning of this indenture, notwithstanding that the holders of not less than 50% in principal amount of the Debentures then outstanding and, if the meeting is a special and serial meeting, of each especially affected series, are not present in person or by proxy at such adjourned meeting.

8.13 Powers Cumulative

        It is hereby declared and agreed that any one or more of the powers in this indenture stated to be exercisable by the Debentureholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

        Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be, from time to time, provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instruments in Writing

        All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which said actions might be taken or such power might be exercised would be a special and serial meeting, by the holders of 66 2/3% of the principal amount of all the Debentures of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "extraordinary resolution" when used in this indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

        Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 8.15 shall be binding upon all Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, extraordinary resolution and instrument in writing.

8.17 Evidence of Rights of Debentureholders

        Any request, direction, notice, consent or other instrument which this indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Debentureholders) of the holding by any Person of Debentures shall be sufficient for any purpose of this indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

        The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

8.18 Special Provisions for Special and Serial Meetings

        Notwithstanding any other provisions of this Article 8:

  (a)
  at a special and serial meeting, no ordinary resolution shall be deemed to have been validly passed or adopted unless there shall have been given in favour thereof not less than a majority of the votes given respectively by the holders of

    Debentures of each especially affected series as well as the majority of all the votes given thereon; and

  (b)
  if any proposed business at any meeting of the holders of Debentures would affect only the holders of a particular series of Debentures by (i) extending the maturity of any Debentures of such series or reducing the principal amount thereof, or (ii) modifying or terminating any covenant which by its terms is effective only so long as Debentures of such series are outstanding, or (iii) instructing the Trustee to waive any Event of Default and cancel any declaration made by the Trustee pursuant to Section 5.1 in respect thereof in the case of an Event of Default in the payment of principal, premium or interest in respect of such series of Debentures or in any material covenant or condition in respect of Debentures of such series in default, a decision in respect of such proposal shall be taken solely by the favourable vote of the holders of not less than 66 2/3% of the Debentures of such series represented at a meeting, or an instrument in writing signed by the holders of at least 66 2/3% of the outstanding Debentures of such series, without any need for the concurrence of the holders of Debentures of any other series and for such purpose the provisions of this Article 8 shall be applicable mutatis mutandis in respect of the convening, holding and conducting of meetings of the Debentureholders of the particular affected series.

ARTICLE 9

NOTICES

9.1   Notices to Corporation and Trustee

  (a)
  Notices to the Corporation and the Trustee may be delivered:

  (i)
  personally by leaving them with the party, or at the offices of the party, to whom they are addressed at that party's address hereinafter given, and notices so served shall be deemed to have been received by the addressee thereof on the day of delivery, unless actually delivered on a day which is not a business day or after 4:00 o'clock p.m. on the day of delivery, in which case notice shall be deemed to be received on the next ensuing business day;

    (ii)
    by telecopier, or any other like method by which a message may be sent directed to the party to whom they are to be delivered at that party's address hereinafter given, and notices so sent shall be deemed to have been received by the addressee thereof on the business day next ensuing after the day of sending; and

    (iii)
    by mailing them first class (air mail if to or from a country other than Canada) registered post, postage prepaid, to the party to whom they are to be delivered, in which case notices mailed shall be deemed to be received by the addressee thereof on the fifth business day following the day of mailing thereof.

  (b)
  The address of each of the parties to this indenture shall be as follows:

  (i)
  to the Corporation:

      EnCana Corporation
      1800 Bankers Hall East
      855 - 2nd Street S.W.
      P.O. Box 2850
      Calgary, Alberta
      T2P 2S5

      Telecopy: (403) 645-4613
      Attention: Treasurer

      with a copy to:

      Telecopy: (403) 645-3499
      Attention: Corporate Secretary

    (ii)
    to the Trustee:

      CIBC Mellon Trust Company
      600, 333 - 7th Avenue S.W.
      Calgary, Alberta
      T2P 2Z3

      Telecopy: (403) 264-2100
      Attention: Corporate Trust Department

  (c)
  Any party to this indenture may change its address by notice delivered in accordance with this indenture.

9.2   Notice to Debentureholders

        Except as herein otherwise expressly provided, all notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the, holders of registered Debentures if delivered or if sent by telecopier or other means of telecommunication systems or if sent through the ordinary post, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned, and to the holders of unregistered Debentures (and to the holders of registered Debentures in the event of a general interruption of Canadian postal services) if published in the English language in one or more daily newspapers of general circulation published in such language in the respective cities in which the Corporation is for the time being required to maintain a register for the Debentures, in two consecutive issues of such newspapers. Any notice so delivered or sent by telecopier or other means of telecommunication systems or served by post or published shall be deemed to have been given or sent or served on (a) the day upon which it is delivered, (b) the business day next ensuing after the day of sending, (c) the day upon which it is posted, or (d) the latest date upon which it is first published in each of such cities as aforesaid. Any accidental error, omission or failure in giving, delivering, mailing or publishing any such notice or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation or the non-receipt of any such notice by any Debentureholder or Debentureholders shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

        All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of and persons interested in such Debenture.

ARTICLE 10

CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

        The Trustee represents to the Corporation that at the date of execution and delivery by it of this indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this indenture, and the securities issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Trustee

        The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three months notice in writing or such shorter notice as the Corporation may accept as sufficient. If, at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 10.2. The validity and enforceability of this indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Debentureholders; failing such appointment by the Corporation, the retiring trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new Trustee appointed under any provision of this Section 10.2 shall be a corporation authorized to carry on business of a trust company in the Province of Alberta. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

        Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor

Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

        In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

10.4 Reliance Upon Declarations

        In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 10.5, if applicable, and with any other applicable requirements of this indenture.

10.5 Evidence and Authority to Trustee

        The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this indenture or as a result of any obligation imposed under this indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5 or (b) the Trustee, in the exercise of its rights and duties under this indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

        Such evidence shall consist of:

  (a)
  a statutory declaration or certificate made by the Chairman of the Board, the President or a Vice-President together with any other Vice-President, the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary or an Assistant Treasurer of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this indenture;

  (b)
  in the case of a condition precedent compliance with which is, by the terms of this indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this indenture; and

  (c)
  in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this indenture.

        Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 10.5.

        Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

        The Corporation shall furnish to the Trustee annually, and at any other reasonable time if the Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this indenture.

10.6 Officers' Certificate as Evidence

        Except as otherwise specifically provided or prescribed by this indenture, whenever in the administration of the provisions of this indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers' Certificate.

10.7 Experts, Advisers and Agents

        The Trustee may:

  (a)
  in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid (and shall be entitled to be reimbursed for any such proper and reasonable compensation for all such advice or assistance); and

  (b)
  employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable reimbursement for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal in Debentures

        Subject to Section 10.2 the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Moneys Held by Trustee

        Unless otherwise provided in this indenture, any moneys held by the Trustee which under the trusts of this indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and re-invested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest and premium, if any, on the Debentures to be due and payable, the Trustee shall so invest such moneys at the request of the Corporation.

        Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee, a Trustee Affiliate or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

        Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section 10.9.

10.10 Trustee Not Ordinarily Bound

        Except as provided in Section 5.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so in writing by the holders of not less then 25% of the aggregate principal amount of the Debentures then outstanding or by any extraordinary resolution of the Debentureholders passed in accordance with the provisions contained in Article 8, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

10.11 Trustee Not Required to Give Security

        The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise in respect of the premises.

10.12 Trustee Not to be Appointed Receiver

        The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.13 Trustee Not Bound to Act on Corporation's Request

        Except as in this indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligation to Act Hereunder

        The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue to such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

        None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

        The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

10.15 Authority to Carry on Business

        The Trustee represents to the Corporation that at the date of execution and delivery by it of this indenture, it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 10.15, it ceases to be so authorized to carry on business, the validity and enforceability of this indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

        The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

10.17 Direction of Trustee's Actions by Holders

        If and so long as all of the following conditions shall be met: (a) there shall be no more than five holders of Debentures, and (b) the Trustee shall not have received notice from any holder of Debentures of an Event of Default hereunder; then, notwithstanding any other provision hereof to the contrary, the Trustee shall only perform such non-discretionary duties as are specifically set forth in this indenture but shall not be obligated to take any other action hereunder except as may be requested from time to time in writing by the holders of not less than 66 2/3% in principal amount of the Debentures at the time outstanding; the making of any decision or judgment, giving of any approval or consent, or exercise of any power, which would otherwise be within the discretion of the Trustee under the provisions hereof to make, give or exercise, or not to make, give or exercise, shall only be done upon the written instructions of the holders of not less than 66 2/3% in principal amount of the Debentures at the time outstanding; and copies of all certificates, notices, reports and other communications given by the Corporation to the Trustee shall be given to each Debentureholder, and the Trustee shall not be required to examine any such certificate, notice, report or other communication or be on notice of the contents thereof.

10.18 Entitlement to Interest

        Subject to Section 10.9, all interest which may accrue in respect of any moneys deposited by the Corporation for the purpose of effecting the payment of the principal or interest on the Debentures pursuant to the requirements of this indenture shall be the property of the Corporation.

10.19 Indemnification of the Trustee

        The Corporation indemnifies and saves harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Trustee which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this indenture, including any and all legal fees and disbursements of whatever kind or nature, save only in the event of the negligent action, the negligent failure to act, or the willful misconduct or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this indenture or the resignation or removal of the Trustee.

ARTICLE 11

SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

        From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

  (a)
  adding to the covenants of the Corporation herein contained for the protection of the holders of the Debentures or providing for Events of Default in addition to those herein specified (and if such covenants or Events of Default are to be for the benefit of less than all series of Debentures, stating that such covenants or Events of Default are being included solely for the benefit of certain series and identifying such series);

  (b)
  making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures and/or coupons which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Debentureholders;

  (c)
  evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this indenture;

  (d)
  satisfying the requirements of Section 7.3 and facilitating any transaction contemplated therein;

  (e)
  giving effect to any extraordinary resolution passed as provided in Article 8;

  (f)
  providing for the issue, as permitted hereby, of any one or more series of Debentures; and

  (g)
  for any other purpose not inconsistent with the terms of this indenture.

        The Trustee may also, without the consent or concurrence of the Debentureholders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee relying upon the opinion of Counsel the rights of the Trustee and of the Debentureholders are in no way prejudiced thereby.

ARTICLE 12

EXECUTION AND FORMAL DATE

12.1 Execution

        This indenture may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

12.2 Formal Date

        For the purpose of convenience this indenture may be referred to as bearing formal date of August 29, 2002, irrespective of the actual date of execution hereof.

        IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ENCANA CORPORATION
Per:	"John D. Watson" John D. Watson, Executive Vice-President & Chief Financial Officer
Per:	"Thomas G. Hinton" Thomas G. Hinton, Treasurer
CIBC MELLON TRUST COMPANY
Per:	"Robert Booth" Robert Booth, Assistant Vice-President
Per:	"Robert Solis" Robert Solis, Account Manager

SCHEDULE A
FIRST PART

        FORM OF MEDIUM TERM NOTES (SERIES 1)

        The following is the English language text of the Medium Term Notes (Series 1), the form of the certificate of the Trustee thereon and the form of the registration panel thereon.

ENGLISH LANGUAGE TEXT OF MEDIUM TERM NOTES (SERIES 1)

CANADA

No. 1 -	$
ENCANA CORPORATION (Existing under the laws of Canada)
MEDIUM TERM NOTE (SERIES 1)
Issue Date	Redemption Provisions, if any:
Maturity Date
Interest Rate Per Annum
Interest Payment Dates
Initial Interest Payment Date
Principal Sum
Currency

        EnCana Corporation (hereinafter called the "Corporation") for value received hereby promises to pay to                                                             , the registered holder hereof on the above maturity date, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, on presentation and surrender of this Medium Term Note (Series 1), the above principal sum in the currency specified at any branch in Canada of Royal Bank of Canada, at the holder's option, and to calculate and pay interest, if any, on the principal amount hereof at the above interest rate per annum from the above issue date or from the last interest payment date on which interest has been paid or made available for payment on this Medium Term Note (Series 1), whichever is later, at any of the said places, at the holder's option, in like money on the above interest payment dates in each year, the first such payment to be payable on the above initial interest payment date, and should the Corporation at any time make default in the payment of any principal or

S-1

interest, to pay interest on the amount in default at the same rate, in like money, at any of the said places, at the holder's option, and on the same dates.

        [As interest on this Medium Term Note (Series 1) becomes due, the Corporation (except in case of payment at maturity or on redemption at which time payment of interest will be made upon surrender of this Medium Term Note (Series 1)) shall, at least three days prior to each date on which interest becomes due, forward or cause to be forwarded by prepaid ordinary mail to the registered address of the registered holder of this Medium Term Note (Series 1) for the time being, or in the case of joint holders to the registered address of the one of such joint holders whose name appears first in the register, a cheque for such interest, less any tax required by law to be deducted, payable to the order of such holder or holders and negotiable at par at any of the places at which interest upon this Medium Term Note (Series 1) is payable, at the holder's option. The forwarding of such cheque shall satisfy and discharge the liability for interest upon this Medium Term Note (Series 1) to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque be not paid on presentation.] or if a Global Debenture [As this Medium Term Note (Series 1) is being issued as a Global Debenture, all payments of interest shall be made by electronic funds transfer to the Depositary or its nominee or as the Corporation and the Depositary otherwise agree. If this Medium Term Note (Series 1) shall cease to be a Global Debenture, interest shall be payable as provided in the Trust Indenture. Subject to the provisions of the Trust Indenture, the making of an interest payment shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Medium Term Note (Series 1).]

        This Medium Term Note (Series 1) is one of a series designated as Medium Term Notes (Series 1) (hereinafter sometimes the "Medium Term Notes (Series 1)") of the debentures of the Corporation issued and to be issued under a trust indenture (the "Principal Indenture") dated as of August 29, 2002 made between the Corporation and CIBC Mellon Trust Company (the "Trustee"), as trustee. The term "Trust Indenture" (when not qualified by the word "Principal" or the word "Supplemental"), "herein", "hereby", "hereof" and similar expressions mean or refer to the Principal Indenture and any indenture, deed or instrument supplemental thereto or ancillary thereof. Reference is hereby expressly made to the Trust Indenture for a description of the terms and conditions upon which the Medium Term Notes (Series 1) are issued or may be issued and held and the rights of the holders of the Medium Term Notes (Series 1), of the Corporation and of the Trustee, all to the same effect as if the provisions of the Trust Indenture were herein set forth, to all of which provisions the holder of this Medium Term Note (Series 1), by acceptance hereof, assents. Terms defined in the Trust Indenture are used in this Medium Term Note (Series 1) with the same defined meanings.

        While the Medium Term Notes (Series 1) created and issuable under the Principal Indenture constitute a series of debentures for purposes of the Principal Indenture, each issuance of Medium Term Notes (Series 1) pursuant to a Written Direction of the Corporation, shall, for purposes of Article 3 and Section 6.5 of the Principal Indenture, and may, for purposes of Section 5.3 and Section 8.2 of the Principal Indenture, be deemed to be a separate series.

        The Medium Term Notes (Series 1) may be issued without limitation as to aggregate principal amount and only upon the terms and subject to the restrictions set out in the Trust Indenture.

S-2

        The Medium Term Notes (Series 1) are issuable in fully registerable form in denominations of $1,000 and integral multiples thereof or, in the case of another currency or currencies, an equivalent denomination in such currency and integral multiples thereof.

        If provision is made therefor above, this Medium Term Note (Series 1) is redeemable prior to maturity only in accordance with the terms of the Trust Indenture.

        At any time when the Corporation is not in default under the Trust Indenture, the Corporation may purchase at any price (together with accrued and unpaid interest and costs of purchase) Medium Term Notes (Series 1) in the market or by tender or by private contract.

        The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Trust Indenture.

        The Trust Indenture contains provisions for the holding of meetings of Medium Term Note (Series 1) holders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specified majority of the Medium Term Notes (Series 1) outstanding binding upon all Medium Term Note (Series 1) holders, subject to the provisions of the Trust Indenture.

        This Medium Term Note (Series 1) may only be transferred upon compliance with the conditions prescribed in the Trust Indenture on the register kept at the principal office of the Trustee in the City of Calgary and at such other place or places, if any, and by such other registrar or registrars, if any, as the Corporation with the approval of the Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

        This Medium Term Note (Series 1) shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Trust Indenture.

        IN WITNESS WHEREOF ENCANA CORPORATION has caused its corporate seal to be hereunder affixed and this Medium Term Note (Series 1) to be signed by its proper officers duly authorized in that regard.

ENCANA CORPORATION
Per:	Name: Title:
Per:	Name: Title:

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FORM OF TRUSTEE'S CERTIFICATE

TRUSTEE'S CERTIFICATE

        This Medium Term Note (Series 1) is one of the Medium Term Notes (Series 1) referred to in the Trust Indenture within mentioned.

CIBC MELLON TRUST COMPANY, Trustee
Per:	Certifying Officer
Date of Certification:

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SCHEDULE A
SECOND PART

        FORM OF MEDIUM TERM NOTES (SERIES 1)

        The following is the French language text of the Medium Term Notes (Series 1), the form of the certificate of the Trustee thereon and the form of the registration panel thereon.

FRENCH LANGUAGE TEXT OF MEDIUM TERM NOTES (SERIES 1)

CANADA

No 1 -	$
ENCANA CORPORATION (Constituée en vertu des lois du Canada)
BILLET À MOYEN TERME (SÉRIE 1)
Date d'émission	Dispositions relatives au remboursement, le cas échéant:
Date d'échéance
Taux d'intérêt par année
Dates de paiement des intérêts
Date initiale de paiement des intérêts
Montant en capital
Devise

        EnCana Corporation (ci-après appelée la «société»), pour valeur reçue, s'engage par les présentes à payer à                                                   , porteur inscrit du présent billet, à la date d'échéance susmentionnée, ou à toute date antérieure à laquelle son montant en capital pourra devenir exigible conformément aux dispositions de l'acte de fiducie ci-après mentionné, sur présentation et remise du présent billet à moyen terme (série 1), le montant en capital susmentionné dans la devise spécifiée, à toute succursale au Canada de la Banque Royale du Canada, au gré du porteur, et de calculer et payer les intérêts, le cas échéant, sur le montant en capital du présent billet au taux d'intérêt par année susmentionné à compter de la date d'émission susmentionnée ou à compter de la dernière date de paiement des intérêts à laquelle les intérêts ont été payés ou rendus disponibles pour paiement sur le présent billet à moyen terme (série 1), selon la plus tardive de ces deux dates, à l'un quelconque desdits endroits, au gré du porteur, en même monnaie aux dates de paiement des intérêts susmentionnées chaque année, le premier de ces paiements devant être effectué à la date initiale de paiement des intérêts susmentionnée, et si la société faisait en tout temps défaut de payer tout montant en capital ou d'intérêts, elle s'engage à payer les intérêts sur le montant exigible, au même taux, en même monnaie, à l'un quelconque desdits endroits, au gré du porteur, et aux mêmes dates.

        [À mesure que les intérêts sur le présent billet à moyen terme (série 1) deviendront exigibles, la société (sauf en cas de paiement à l'échéance ou au moment d'un remboursement, auxquels cas le paiement des intérêts sera effectué sur remise du présent billet à moyen terme (série 1)) enverra ou fera en sorte que soit envoyé, au moins trois jours avant chaque date à laquelle les intérêts deviennent exigibles, par courrier ordinaire affranchi à l'adresse figurant au registre du porteur inscrit du présent billet à moyen terme (série 1) ou, dans le cas de porteurs conjoints, au premier de ces porteurs conjoints nommés dans le registre, à son adresse paraissant au registre, un chèque au montant de tels intérêts, moins tout impôt que la loi exige de déduire, payable à l'ordre de tel porteur ou de tels porteurs et négociable au pair à l'un quelconque des endroits où les intérêts sur le présent billet à moyen terme (série 1) sont payables, au gré du porteur. L'envoi d'un tel chèque satisfera et mettra fin à l'obligation de payer les intérêts sur le présent billet à moyen terme (série 1), jusqu'à concurrence du montant pour lequel il est ainsi fait (plus le montant de tout impôt qui aura été déduit comme il est susmentionné), à moins qu'un tel chèque ne soit pas payé sur présentation.] ou, pour une débenture globale [Si le présent billet à moyen terme (série 1) est émis sous forme de débenture globale, tous les paiements des intérêts devront être faits par transfert électronique de fonds au dépositaire ou à son mandataire ou comme la société et le dépositaire en conviennent par ailleurs. Si le présent billet à moyen terme (série 1) devait cesser d'être une débenture globale, les intérêts deviendraient exigibles comme il est prévu dans l'acte de fiducie. Sous réserve des dispositions de l'acte de fiducie, la remise du paiement des intérêts réglera et éteindra toute obligation relative aux intérêts sur le présent billet à moyen terme (série 1).]

        Le présent billet à moyen terme (série 1) fait partie d'une série appelée billets à moyen terme (ci-après parfois appelés les «billets à moyen terme») des débentures de la société, émis et devant être émis aux termes d'un acte de fiducie (l'«acte de fiducie principal») portant la date du 29 août 2002 conclu entre la société et la Compagnie Trust CIBC Mellon, (le «fiduciaire»), à titre de fiduciaire. Par «acte de fiducie» (lorsque le mot «principal» ou le mot «supplémentaire» n'est pas ajouté à cette expression), «aux présentes», «par les présentes» ou «des présentes» et expressions similaires, on entend l'acte de fiducie principal et tout acte ou document supplémentaire ou afférent à celui-ci. Il y a lieu de se reporter expressément à l'acte de fiducie pour une description des modalités aux termes desquelles les billets à moyen terme (série 1) sont émis ou peuvent être émis et détenus, et des droits des porteurs des billets à moyen terme (série 1), de la société et du fiduciaire, comme si toutes les dispositions de l'acte de fiducie étaient énoncées aux présentes et auxquelles le porteur du présent billet à moyen terme (série 1), par son acceptation des présentes, consent. Les expressions définies dans la version anglaise de l'acte de fiducie sont utilisées dans le présent billet à moyen terme (série 1) avec la même signification.

        Bien que les billets à moyen terme (série 1) créés et pouvant être émis aux termes de l'acte de fiducie principal constituent une série de débentures aux fins de l'acte de fiducie principal, chaque émission de billets à moyen terme (série 1) suivant une directive écrite de la société est réputée aux fins de l'article 3 et de la section 6.5 de l'acte de fiducie principal, et peut être réputée, aux fins de la section 5.3 et de la section 8.2 de l'acte de fiducie principal, être une série distincte.

        Les billets à moyen terme (série 1) peuvent être émis sans limite quant à leur montant en capital global mais ne peuvent être émis qu'aux conditions et sous réserve des restrictions énoncées dans l'acte de fiducie.

        Les billets à moyen terme (série 1) peuvent être émis sous forme entièrement prescrite aux fins d'immatriculation en coupures de 1 000 $ et de multiples entiers de ce montant ou, dans le cas d'une ou d'autres devises, en coupure équivalente dans cette devise et multiples entiers de celle-ci.

        Si des dispositions sont faites à cet effet précédemment, le présent billet à moyen terme (série 1) est remboursable avant son échéance uniquement selon les modalités de l'acte de fiducie.

        En tout temps, lorsqu'elle n'est pas en défaut aux termes de l'acte de fiducie, la société peut acheter à quelque prix que ce soit (avec les intérêts courus et impayés et les frais d'achat) des billets à moyen terme (série 1) sur le marché, par appel d'offres, ou de gré à gré.

        Le montant en capital du présent billet peut également devenir ou être déclaré exigible avant l'échéance qui y est stipulée, aux conditions, de la manière, avec les conséquences et aux moments énoncés dans l'acte de fiducie.

        L'acte de fiducie contient des dispositions relatives à la tenue d'assemblées des porteurs de billets à moyen terme (série 1) et rendant opposables à tous les porteurs de billets à moyen terme (série 1) les résolutions adoptées à ces assemblées et les écrits signés par les porteurs d'une majorité déterminée des billets à moyen terme (série 1) en circulation, sous réserve des dispositions de l'acte de fiducie.

        Sous réserve du respect des conditions prévues à l'acte de fiducie, le présent billet à moyen terme (série 1) ne peut être transféré que sur le registre qui est tenu aux bureaux principaux du fiduciaire dans la ville de Calgary et à un autre ou d'autres endroits, le cas échéant, et par un autre ou d'autres agents chargés de la tenue des registres, le cas échéant, que la société pourra désigner avec l'approbation du fiduciaire, par son porteur inscrit ou ses exécuteurs testamentaires ou administrateurs ou autres représentants légaux ou par son ou leur fondé de pouvoir dûment nommé par un écrit satisfaisant le fiduciaire quant à sa forme et à sa signature, et sous réserve des exigences raisonnables que le fiduciaire ou autre agent chargé de la tenue des registres pourra établir. Un tel transfert sera dûment inscrit sur les présentes par le fiduciaire ou autre agent chargé de la tenue des registres.

        Le présent billet à moyen terme (série 1) ne sera obligatoire à quelque fin que ce soit que lorsqu'il aura été certifié par le fiduciaire alors en fonction aux termes de l'acte de fiducie.

        EN FOI DE QUOI, ENCANA CORPORATION a fait signer le présent billet à moyen terme (série 1) par ses dirigeants appropriés dûment autorisés à cet égard.

ENCANA CORPORATION
Par:	Nom : Titre :
Par:	Nom : Titre :

FRENCH LANGUAGE TEXT OF THE TRUSTEE'S CERTIFICATE

CERTIFICAT DU FIDUCIAIRE

        Le présent billet à moyen terme (série 1) est l'un des billets à moyen terme (série 1) auxquels il est fait référence dans l'acte de fiducie mentionné aux présentes.

COMPAGNIE TRUST CIBC MELLON, fiduciaire
Par :	Dirigeant autorisé à signer le certificat
Date du certificat :

QuickLinks

EXHIBIT 99.2
TABLE OF CONTENTS
TRUST INDENTURE
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE DEBENTURES
ARTICLE 3 REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBENTURES
ARTICLE 4 COVENANTS OF THE CORPORATION
ARTICLE 5 DEFAULT
ARTICLE 6 SATISFACTION AND DISCHARGE
ARTICLE 7 SUCCESSOR CORPORATIONS
ARTICLE 8 MEETINGS OF DEBENTUREHOLDERS
ARTICLE 9 NOTICES
ARTICLE 10 CONCERNING THE TRUSTEE
ARTICLE 11 SUPPLEMENTAL INDENTURES
ARTICLE 12 EXECUTION AND FORMAL DATE
SCHEDULE A FIRST PART
FORM OF TRUSTEE'S CERTIFICATE
SCHEDULE A SECOND PART
FRENCH LANGUAGE TEXT OF THE TRUSTEE'S CERTIFICATE